Dechert
LLP

1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

DOUGLAS P. DICK

douglas.dick@dechert.com
+1 202 261 3305 Direct
+1 949 681 8647 Fax

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 20 2010
WASH, D.C.
193

40-33

October 20, 2010

VIA COURIER

Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 – Schwab Investments

Dear Sir or Madam:

On behalf of Schwab Investments (the "Fund"), pursuant to Section 33 of the Investment Company Act of 1940, enclosed is a copy of the following three complaints filed by beneficial owners of the Fund's shares:

- First Amended Complaint, Northstar Financial Advisors, Inc. v. Schwab Investments et al., No. 08-cv-04119 (N.D. Cal.);
- Second Amended Complaint, Northstar Financial Advisors, Inc. v. Schwab Investments et al., No. 08-cv-04119 (N.D. Cal.); and
- Verified Shareholder Derivative Complaint, William Downs v. Randall W. Merk, et al., No. CGC-10-497353 (Cal. Sup. Ct.).

If you have any questions regarding this filing, please contact me at 202.261.3305.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Sincerely,

Douglas P. Dick
DPD

cc: Christine Pierangeli

10000836

Branch 16
811-6200

SUPERIOR COURT OF CALIFORNIA
COUNTY OF SAN FRANCISCO

Document Scanning Lead Sheet

Mar-02-2010 4:09 pm

Case Number: CGC-10-497353

Filing Date: Mar-02-2010 3:55

Juke Box: 001 Image: 02777780

COMPLAINT

WILLIAM DOWNS VS. RANDALL W. MERK et al

001C02777780

Instructions:
Please place this sheet on top of the document to be scanned.

SUM-100

SUMMONS
(CITACION JUDICIAL)

FOR COURT USE ONLY
(SOLO PARA USO DE LA CORTE)

NOTICE TO DEFENDANT:
(AVISO AL DEMANDADO):

See Exhibit A

YOU ARE BEING SUED BY PLAINTIFF:
(LO ESTÁ DEMANDANDO EL DEMANDANTE):

WILLIAM DOWNS, Derivatively on Behalf of Nominal Defendant SCHWAB YIELDPLUS FUND

NOTICE! You have been sued. The court may decide against you without your being heard unless you respond within 30 days. Read the information below.

You have 30 CALENDAR DAYS after this summons and legal papers are served on you to file a written response at this court and have a copy served on the plaintiff. A letter or phone call will not protect you. Your written response must be in proper legal form if you want the court to hear your case. There may be a court form that you can use for your response. You can find these court forms and more information at the California Courts Online Self-Help Center (*www.courtinfo.ca.gov/selfhelp*), your county law library, or the courthouse nearest you. If you cannot pay the filing fee, ask the court clerk for a fee waiver form. If you do not file your response on time, you may lose the case by default, and your wages, money, and property may be taken without further warning from the court.

There are other legal requirements. You may want to call an attorney right away. If you do not know an attorney, you may want to call an attorney referral service. If you cannot afford an attorney, you may be eligible for free legal services from a nonprofit legal services program. You can locate these nonprofit groups at the California Legal Services Web site (*www.lawhelpcalifornia.org*), the California Courts Online Self-Help Center (*www.courtinfo.ca.gov/selfhelp*), or by contacting your local court or county bar association. NOTE: The court has a statutory lien for waived fees and costs on any settlement or arbitration award of $10,000 or more in a civil case. The court's lien must be paid before the court will dismiss the case.

¡AVISO! Lo han demandado. Si no responde dentro de 30 días, la corte puede decidir en su contra sin escuchar su versión. Lea la información a continuación.

Tiene 30 DÍAS DE CALENDARIO después de que le entreguen esta citación y papeles legales para presentar una respuesta por escrito en esta corte y hacer que se entregue una copia al demandante. Una carta o una llamada telefónica no lo protegen. Su respuesta por escrito tiene que estar en formato legal correcto si desea que procesen su caso en la corte. Es posible que haya un formulario que usted pueda usar para su respuesta. Puede encontrar estos formularios de la corte y más información en el Centro de Ayuda de las Cortes de California (www.sucorte.ca.gov), en la biblioteca de leyes de su condado o en la corte que le quede más cerca. Si no puede pagar la cuota de presentación, pida al secretario de la corte que le dé un formulario de exención de pago de cuotas. Si no presenta su respuesta a tiempo, puede perder el caso por incumplimiento y la corte le podrá quitar su sueldo, dinero y bienes sin más advertencia.

Hay otros requisitos legales. Es recomendable que llame a un abogado inmediatamente. Si no conoce a un abogado, puede llamar a un servicio de remisión a abogados. Si no puede pagar a un abogado, es posible que cumpla con los requisitos para obtener servicios legales gratuitos de un programa de servicios legales sin fines de lucro. Puede encontrar estos grupos sin fines de lucro en el sitio web de California Legal Services, (www.lawhelpcalifornia.org), en el Centro de Ayuda de las Cortes de California, (www.sucorte.ca.gov) o poniéndose en contacto con la corte o el colegio de abogados locales. AVISO: Por ley, la corte tiene derecho a reclamar las cuotas y los costos exentos por imponer un gravamen sobre cualquier recuperación de $10,000 ó más de valor recibida mediante un acuerdo o una concesión de arbitraje en un caso de derecho civil. Tiene que pagar el gravamen de la corte antes de que la corte pueda desechar el caso.

The name and address of the court is:
(El nombre y dirección de la corte es):

CASE NUMBER: *(Número del Caso):* CGC-10-497353

San Francisco Superior Court
400 McAllister Street, San Francisco, CA 94102

The name, address, and telephone number of plaintiff's attorney, or plaintiff without an attorney, is:
(El nombre, la dirección y el número de teléfono del abogado del demandante, o del demandante que no tiene abogado, es):

Nichole Browning, 580 California Street, Suite 1750, San Francisco, CA 94104; (415) 400-3000

DATE: March 2, 2010 *(Fecha)* Clerk, by *(Secretario)* P NATT [signature], Deputy *(Adjunto)*

(For proof of service of this summons, use Proof of Service of Summons *(form POS-010).)*
(Para prueba de entrega de esta citatión use el formulario Proof of Service of Summons, *(POS-010)).*

[SEAL] SUPERIOR COURT COUNTY OF SAN FRANCISCO

NOTICE TO THE PERSON SERVED: You are served

1. ☐ as an individual defendant.
2. ☐ as the person sued under the fictitious name of *(specify)*:
3. ☐ on behalf of *(specify)*:

   under: ☐ CCP 416.10 (corporation) ☐ CCP 416.60 (minor)
   ☐ CCP 416.20 (defunct corporation) ☐ CCP 416.70 (conservatee)
   ☐ CCP 416.40 (association or partnership) ☐ CCP 416.90 (authorized person)
   ☐ other *(specify)*:
4. ☐ by personal delivery on *(date)*:

Form Adopted for Mandatory Use
Judicial Council of California
SUM-100 [Rev. July 1, 2009]

SUMMONS

Code of Civil Procedure §§ 412.20, 465
www.courtinfo.ca.gov

EXHIBIT A

RANDALL W. MERK, GEORGE M. PEREIRA, EVELYN S. DILSAVER, KIMON DAIFOTIS, CHARLES R. SCHWAB, MARIANN BYERWALTER, WILLIAM A. HASLER, GERALD B. SMITH, DONALD R. STEPHENS, MICHAEL W. WILSEY, DONALD F. DORWARD, ROBERT G. HOLMES, SCHWAB INVESTMENTS, CHARLES SCHWAB INVESTMENT MANAGEMENT, INC., and CHARLES SCHWAB & CO., INC., Defendants, and SCHWAB YIELDPLUS FUND, Nominal Defendant.

CM-010

ATTORNEY OR PARTY WITHOUT ATTORNEY (Name, State Bar number, and address):
Nichole Browning (251937)
Barroway Topaz Kessler Meltzer & Check, LLP
580 California Street, Suite 1750
San Francisco, CA 94104
TELEPHONE NO.: (415) 400-3000 FAX NO.:
ATTORNEY FOR (Name): Plaintiff

FOR COURT USE ONLY

FILED
Superior Court of California
County of San Francisco

MAR - 2 2010

CLERK OF THE COURT
BY: Param Natt
Deputy Clerk

SUPERIOR COURT OF CALIFORNIA, COUNTY OF San Francisco
STREET ADDRESS: 400 McAllister Street
MAILING ADDRESS:
CITY AND ZIP CODE: San Francisco, 94102
BRANCH NAME:

CASE NAME:
William Downs, et al. v. Randall W. Merk, et al.

CIVIL CASE COVER SHEET	Complex Case Designation	CASE NUMBER:
☑ Unlimited (Amount demanded exceeds $25,000) ☐ Limited (Amount demanded is $25,000 or less)	☐ Counter ☐ Joinder Filed with first appearance by defendant (Cal. Rules of Court, rule 3.402)	CGC-10-497353 JUDGE: DEPT:

Items 1–6 below must be completed (see instructions on page 2).

1. Check **one** box below for the case type that best describes this case:

Auto Tort
- ☐ Auto (22)
- ☐ Uninsured motorist (46)

Other PI/PD/WD (Personal Injury/Property Damage/Wrongful Death) Tort
- ☐ Asbestos (04)
- ☐ Product liability (24)
- ☐ Medical malpractice (45)
- ☐ Other PI/PD/WD (23)

Non-PI/PD/WD (Other) Tort
- ☐ Business tort/unfair business practice (07)
- ☐ Civil rights (08)
- ☐ Defamation (13)
- ☐ Fraud (16)
- ☐ Intellectual property (19)
- ☐ Professional negligence (25)
- ☐ Other non-PI/PD/WD tort (35)

Employment
- ☐ Wrongful termination (36)
- ☐ Other employment (15)

Contract
- ☐ Breach of contract/warranty (06)
- ☐ Rule 3.740 collections (09)
- ☐ Other collections (09)
- ☐ Insurance coverage (18)
- ☑ Other contract (37)

Real Property
- ☐ Eminent domain/Inverse condemnation (14)
- ☐ Wrongful eviction (33)
- ☐ Other real property (26)

Unlawful Detainer
- ☐ Commercial (31)
- ☐ Residential (32)
- ☐ Drugs (38)

Judicial Review
- ☐ Asset forfeiture (05)
- ☐ Petition re: arbitration award (11)
- ☐ Writ of mandate (02)
- ☐ Other judicial review (39)

Provisionally Complex Civil Litigation (Cal. Rules of Court, rules 3.400–3.403)
- ☐ Antitrust/Trade regulation (03)
- ☐ Construction defect (10)
- ☐ Mass tort (40)
- ☐ Securities litigation (28)
- ☐ Environmental/Toxic tort (30)
- ☐ Insurance coverage claims arising from the above listed provisionally complex case types (41)

Enforcement of Judgment
- ☐ Enforcement of judgment (20)

Miscellaneous Civil Complaint
- ☐ RICO (27)
- ☐ Other complaint *(not specified above)* (42)

Miscellaneous Civil Petition
- ☐ Partnership and corporate governance (21)
- ☐ Other petition *(not specified above)* (43)

2. This case ☑ is ☐ is not complex under rule 3.400 of the California Rules of Court. If the case is complex, mark the factors requiring exceptional judicial management:
   - a. ☐ Large number of separately represented parties
   - b. ☑ Extensive motion practice raising difficult or novel issues that will be time-consuming to resolve
   - c. ☐ Substantial amount of documentary evidence
   - d. ☐ Large number of witnesses
   - e. ☐ Coordination with related actions pending in one or more courts in other counties, states, or countries, or in a federal court
   - f. ☐ Substantial postjudgment judicial supervision
3. Remedies sought *(check all that apply)*: a. ☑ monetary b. ☐ nonmonetary; declaratory or injunctive relief c. ☐ punitive
4. Number of causes of action *(specify)*:
5. This case ☐ is ☑ is not a class action suit.
6. If there are any known related cases, file and serve a notice of related case. *(You may use form CM-015.)*

Date: March 2, 2010
Nichole Browning
(TYPE OR PRINT NAME) (SIGNATURE OF PARTY OR ATTORNEY FOR PARTY)

NOTICE
- Plaintiff must file this cover sheet with the first paper filed in the action or proceeding (except small claims cases or cases filed under the Probate Code, Family Code, or Welfare and Institutions Code). (Cal. Rules of Court, rule 3.220.) Failure to file may result in sanctions.
- File this cover sheet in addition to any cover sheet required by local court rule.
- If this case is complex under rule 3.400 et seq. of the California Rules of Court, you must serve a copy of this cover sheet on **all** other parties to the action or proceeding.
- Unless this is a collections case under rule 3.740 or a complex case, this cover sheet will be used for statistical purposes only.

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP
Nichole Browning (251937)
580 California Street, Suite 1750
San Francisco, CA 94104
Telephone: (415) 400-3000
-and-
Eric L. Zagar (250519)
Michael J. Hynes
Tara P. Kao
280 King of Prussia Road
Radnor, PA 19087
Phone: (610) 667-7706
Fax: (610) 667-7056

Attorneys for Plaintiff

SUMMONS ISSUED
FILED
San Francisco County Superior Court

MAR - 2 2010

CLERK OF THE COURT
BY: [signature] Deputy Clerk
P. NATT

SUPERIOR COURT OF CALIFORNIA

COUNTY OF SAN FRANCISCO

WILLIAM DOWNS, Derivatively on Behalf of Nominal Defendant SCHWAB YIELDPLUS FUND, Plaintiff, v. RANDALL W. MERK, GEORGE M. PEREIRA, EVELYN S. DILSAVER, KIMON DAIFOTIS, CHARLES R. SCHWAB, MARIANN BYERWALTER, WILLIAM A. HASLER, GERALD B. SMITH, DONALD R. STEPHENS, MICHAEL W. WILSEY, DONALD F. DORWARD, ROBERT G. HOLMES, SCHWAB INVESTMENTS, CHARLES SCHWAB INVESTMENT MANAGEMENT, INC., and CHARLES SCHWAB & CO., INC., Defendants, and SCHWAB YIELDPLUS FUND, Nominal Defendant.	Case No. CGC-10-497353 **VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT** JURY TRIAL DEMANDED CASE MANAGEMENT CONFERENCE SET JUL 30 2010 9:00 AM DEPARTMENT 212

Plaintiff William Downs ("Plaintiff"), by the undersigned attorneys, submits this Verified Shareholder Derivative Complaint (the "Complaint") against the defendants named herein, and alleges upon personal knowledge with respect to himself, and upon information and belief based upon, *inter alia*, a review of public filings, press releases and reports, and an investigation undertaken by Plaintiff's counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a shareholder derivative action brought for the benefit of nominal defendant Schwab YieldPlus Fund (the "Fund") against certain of its current and former Trustees, certain current and former executive officers, and certain Schwab entities, seeking to remedy defendants' breaches of fiduciary duties.

2. On or about September 1, 2004, the Fund filed with the Securities and Exchange Commission ("SEC") on Form N-1A and disseminated to investors a Registration Statement. Thereafter, on or about November 12, 2004, the Fund filed with the SEC on Form N-1A and disseminated to investors another Registration Statement. Three days later, on November 15, 2004, the Fund filed with the SEC a Prospectus (collectively, these documents are referred to as the "2004 Prospectus"). Each year thereafter, the Fund filed a Registration Statement between September and November, along with a Prospectus dated November 15. These Prospectuses explicitly incorporated by reference a Statement of Additional Information ("SAI") and the Fund's Annual Report for each year. The Registration Statements, Prospectuses and SAIs, collectively, for each year between 2005 and 2008 will be referred to hereinafter as the "2005 Prospectus," "2006 Prospectus," "2007 Prospectus," and the "2008 Prospectus."

3. Moreover, since November 2004 defendants continuously offered various advertising materials and sales materials, and created web pages with information about the Fund. These sales materials, advertisements and web pages constitute part of the 2004 Prospectus, 2005 Prospectus, 2006 Prospectus, 2007 Prospectus, and/or the 2008 Prospectus.

4. The 2004 Prospectus, 2005 Prospectus, 2006 Prospectus, 2007 Prospectus, and the 2008 Prospectus, individually and collectively, will be referred to as the "Offering Materials."

5. Under the terms of the Offering Materials, defendants agreed to, *inter alia*, seek shareholder approval, via the affirmative votes of a majority of the Fund's outstanding shares, prior to making any fundamental change in the Fund's investment policy.

6. Moreover, as stated in the 2004 Prospectus, defendants were not permitted to concentrate more than 25% of the Fund's assets in a particular industry or group of industries. Defendants stated that the Fund would remain fully diversified and not concentrated in any particular industry, and that this policy could only be changed through a vote of a majority of the Fund's outstanding shares.

7. The Individual Defendants (as defined herein) and Schwab Party Defendants (as defined herein) breached their fiduciary duties by means that include, but are not limited to: (1) fundamentally changing the investment strategy and duration objective of the Fund by investing in long term risky securities without first obtaining shareholder approval; (2) sending holding reports to investors that misleadingly listed security coupon payment dates instead of maturity dates, thereby obscuring the true portfolio holdings and the duration of investments contained in the Fund; (3) causing the Fund to become overly concentrated in a single risky sector as the Fund increasingly invested in risky mortgage backed securities ("MBSs") and asset backed securities ("ABSs") with long duration periods; and (4) misleadingly marketing the Fund as an ultrashort bond fund even as it increasingly invested in longer term MBSs and ABSs.

8. As a result of the Individual Defendants' and the Schwab Party Defendants' breaches of fiduciary duties, the Fund has suffered severe losses in value.

PARTIES

9. Plaintiff is a shareholder of the Fund, was a shareholder of the Fund at the time of the wrongdoing alleged herein, and has been a shareholder of the Fund continuously since that time.

10. Nominal Defendant Schwab YieldPlus Fund, according to its public filings, is an "ultra short-term bond fund, designed to offer high current income with minimal changes in share price. The Fund seeks to keep the average duration of its portfolio at one year or less." The Fund is part of a series of Schwab Investments, a Massachusetts Business Trust.

11. Defendant Randall W. Merk ("Merk") is the President and Chief Executive Officer ("CEO") of the Fund and has been an officer of the Fund since 2007. He has been the Executive Vice President and President of Investment Management Services, Charles Schwab & Co., Inc. and the Executive Vice President of Charles Schwab & Co., Inc. since 2002. He has been the President and CEO of Charles Schwab Investment Management, Inc. since 2007. He is also a director of Charles Schwab Asset Management (Ireland) Limited and Charles Schwab Worldwide Funds PLC.

12. Defendant George M. Pereira ("Pereira") is the Treasurer and Principal Financial Officer ("CFO") of the Fund and has been an officer of the Fund since 2004. He is the Senior Vice President and CFO of Charles Schwab Investment Management, Inc. and the CFO of Laudus Trust and Laudus Institutional Trust. He is also a Director of Charles Schwab Worldwide Fund, PLC and Charles Schwab Asset Management (Ireland) Limited.

13. Defendant Evelyn S. Dilsaver ("Dilsaver") was President and CEO of the Fund until November 15, 2006. Dilsaver was a member of The Charles Schwab Corporation from December of 1991 and held various senior management positions within the organization, including Executive Vice President of the Charles Schwab Corporation and President and CEO of Charles Schwab Investment Management. Prior to becoming President and CEO of Charles Schwab Investment Management, from July 2003 to July 2004, Dilsaver held the position of Senior Vice President, Asset Management Products and Services.

14. Defendant Kimon Daifotis ("Daifotis") served as the Chief Investment Officer of fixed income of Schwab Investments and as the Manager of the Fund from October 1999 until approximately June 13, 2008. Daifotis also served as Senior Vice President and Head of Fixed Income Portfolio Management at Schwab Management.

15. Defendants Merk, Pereira, Dilsaver and Daifotis are collectively referred to hereinafter as the "Officer Defendants."

16. Defendant Charles R. Schwab ("Charles Schwab") has served as a Trustee of the Fund since 1991. He founded Charles Schwab & Co., Inc., principal underwriter to the Fund, in 1971 and became Chairman in 1978. He has served as Chairman and Director of The Charles Schwab Corporation since 1986. He has also served as a Director of Charles Schwab Investment

Management, Inc. since 1989 and was appointed as Chairman in 1991. He has served as Chairman and CEO of Schwab (SIS) Holdings, Inc. (I) and Schwab International Holdings, Inc. since 1996. He has also been the Director and CEO of Schwab Holdings, Inc. since 1999 and Chairman of Charles Schwab Bank since 2003. Defendant Schwab signed the Offering Materials.

17. Defendant Mariann Byerwalter ("Byerwalter") has served as a Trustee of the Fund since 2000. She has also been a member of the Audit Committee and Governance Committee of the Fund's Board of Trustees (the "Board") since at least 2009. Byerwalter signed the Offering Materials.

18. Defendant William A. Hasler ("Hasler") has served as a Trustee of the Fund since 2000. He has also been the Chairman of the Governance Committee and a member of the Audit Committee of the Board since at least 2009. Hasler signed the Offering Materials.

19. Defendant Gerald B. Smith ("Smith") has served as a Trustee of the Fund since 2000. He has also been the Chairman of the Investment and Oversight Committee ("Oversight Committee") of the Board and a member of the Marketing, Distribution & Shareholder Servicing Committee ("Shareholder Servicing Committee") of the Board since at least 2009. Smith signed the Offering Materials.

20. Defendant Donald R. Stephens ("Stephens") has served as a Trustee of the Fund since 1991. He has also been the Chairman of the Oversight Committee since at least 2009. Stephens signed the Offering Materials.

21. Defendant Michael W. Wilsey ("Wilsey") has served as a Trustee of the Fund since 1991. He has also been the Chairman of the Governance Committee since at least 2009. Wilsey signed the Offering Materials.

22. Defendant Donald F. Dorward ("Dorward") served as a Trustee of the Fund. Upon information and belief, Dorward served as a Trustee of the Fund from 1989 until 2007. Dorward signed the Offering Materials.

23. Defendant Robert G. Holmes ("Holmes") served as a Trustee of the Fund. Upon information and belief, Holmes served as a Trustee of the Fund form 1989 until 2007. Holmes signed the Offering Materials.

24. Defendants Charles Schwab, Byerwalter, Hasler, Smith, Stephens, Wilsey, Dorward and Holmes are collectively referred to hereinafter as the "Trustee Defendants."

25. Defendants Merk, Pereira, Dilsaver, Daifotis, Charles Schwab, Byerwalter, Hasler, Smith, Stephens, Wilsey, Dorward and Holmes are collectively referred to hereinafter as the "Individual Defendants."

26. Defendant Schwab Investments is a Massachusetts Business Trust located at 101 Montgomery Street, San Francisco, California, 94104. The Fund is a series of Schwab Investments. Schwab Investments is the Registrant for the Fund, the issuer of the Fund's shares, and performed trust services for the Fund.

27. Defendant Charles Schwab Investment Management ("Schwab Investment Management") is located at 101 Montgomery Street, San Francisco, California, 94104. Schwab Investment Management is the asset management arm of the Charles Schwab Corporation, and oversees the administration and asset management of the Fund. Additionally, Schwab Investment Management receives a management fee from the Fund. According to the Registration Statements, this management fee included an annual fee of 0.64% of the YieldPlus Investor Share's average net assets, and 0.49% of the YieldPlus Select Share's average net assets. Upon information and belief, Schwab Investment Management received over $75 million in fees over the relevant period.

28. Defendant Charles Schwab & Co., Inc. ("Schwab & Co.") is located at 101 Montgomery Street, San Francisco, California, 94104, and is the parent company of Schwab Investments. Schwab & Co. was the principal underwriter and distributor of the Fund's shares and was the agent of the Trust for the purpose of the continuous offering of the Fund's shares.

29. Defendants Schwab Investments, Schwab Investment Management and Schwab & Co., are collectively referred to hereinafter as the "Schwab Party Defendants."

30. The Individual Defendants and the Schwab Party Defendants are referred to hereinafter as the "Defendants."

DUTIES OF THE INDIVIDUAL DEFENDANTS AND SCHWAB PARTY DEFENDANTS

31. By reason of their positions as officers and/or trustees of the Fund and because of their ability to control the business and corporate affairs of the Fund, the Individual Defendants

owed the Fund and its shareholders the fiduciary obligations of good faith, trust, loyalty, and due care, and were and are required to use their utmost ability to control and manage the Fund in a fair, just, honest, and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Fund and its shareholders so as to benefit all shareholders equally and not in furtherance of their personal interest or benefit. Each trustee and officer of the Fund owes to the Fund and its shareholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Fund and in the use and preservation of its property and assets, and the highest obligations of fair dealing.

32. The Individual Defendants, because of their positions of control and authority as trustees and/or officers of the Fund, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

33. To discharge their duties, the officers and trustees of the Fund were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the Fund. By virtue of such duties, the officers and trustees of the Fund were required to, among other things:

a. exercise good faith in ensuring that the affairs of the Fund were conducted in an efficient, business-like manner so as to make it possible to provide the highest quality performance of the Fund;

b. exercise good faith in ensuring that the Fund was operated in a diligent, honest and prudent manner and complied with all applicable federal and state laws, rules, regulations and requirements; and

c. when put on notice of problems with the Fund's business practices and operations, exercise good faith in taking appropriate action to correct the misconduct and prevent its recurrence.

34. As the Fund's issuer, asset manager, underwriter and distributor, the Schwab Party Defendants likewise owed to the Fund the fiduciary duties of good faith, trust, loyalty and due care.

SUBSTANTIVE ALLEGATIONS

35. Between September and November of 2004, defendants filed with the SEC on Form N-1A the 2004 Prospectus.

36. Each year thereafter, between September and November, defendants filed with the SEC on Form N-1A the 2005 Prospectus, 2006 Prospectus, 2007 Prospectus and 2008 Prospectus.

Additionally, defendants offered various advertising materials and sales materials, and created web pages with information about the Fund. These materials all constituted part of the Offering Materials.

37. Under the terms of the Offering Materials, defendants agreed to seek shareholder approval, via the affirmative votes of a majority of the Fund's outstanding shares, prior to making any fundamental change in the Fund's investment policy.

38. The 2004 Prospectus made a number of representations about the Fund. For example, it stated that "the Fund seeks high current income with minimal changes in share price," and that to achieve this goal, "the Fund primarily invests in investment-grade (high and certain medium quality, AAA to BBB- or the unrated equivalent as determined by the investment advisor) bonds." Moreover, the 2004 Prospectus stated that the Fund sought to keep the average duration in its portfolio at one year or less. Further, the 2004 Prospectus compared the Fund's average total returns to the "Lehman US Short Treasury 9-12 months" index.

39. The 2004 Prospectus also stated that the Fund would seek shareholder approval, via the affirmative votes of a majority of the Fund's outstanding shares, prior to making any fundamental change in investment policy. The 2004 Prospectus further stated that defendants would not concentrate more than 25% of the Fund's assets in a particular industry or group of industries. Defendants stressed that the Fund would remain fully diversified and not concentrated in any particular industry unless a vote was held to allow such an occurrence.

40. The November 15, 2004 Prospectus, as amended September 15, 2005, contained similar assertions.

41. The 2005 Prospectus contained many of the same assertions as the 2004 Prospectus. Additionally, this prospectus stated that "the Fund is less vulnerable to market timing strategies than other types of fixed income or equity mutual funds."

42. Upon information and belief, beginning in 2006, the Individual Defendants and the Schwab Party Defendants caused the Fund to invest 28.9% of its holdings in MBSs. This action caused the Fund to have more than a 25% concentration in a particular industry, contrary to what was permitted by the Offering Materials. At no time prior to this investment decision did

defendants hold a shareholder vote or receive shareholder approval for the excess concentration, as required under the terms of the Offering Materials.

43. Defendants attempted to circumvent the investment concentration requirements by filing an SAI on September 1, 2006. This SAI, which amended the 2005 Prospectus, redefined the term "single industry," such that the Fund would be able to hold a limitless amount of MBSs. Once again, defendants did not hold a shareholder vote or receive shareholder approval before implementing this change.

44. The Fund's over-concentration in MBSs only accelerated as time went on. Upon information and belief, by May 31, 2007, 46.5% of the Fund's assets were invested in MBSs. By February 28, 2008, a majority of the Fund's assets, 50.1%, were invested in MBSs. Once again, these impermissible investments were made without holding a shareholder vote or receiving shareholder approval for the excess concentration in MBSs or the fundamental change in investment policy from focusing on short term investment-grade bonds to focusing on much riskier and longer term MBSs.

45. By 2008, the average duration of the Fund's securities was in actuality more than one year (and was closer to two years), in contrast to defendants' assertions that the average duration of the Fund's securities was one year or less. Similarly, the overconcentration in these long term MBSs and ABSs caused the Fund to no longer truly be an ultrashort bond fund, even though defendants continued to promote the Fund as such.

46. Due to these improper investments in MBSs and ABSs, and the resulting write-downs to their lowered market values, the Fund's net asset value ("NAV") suffered. The long-standing NAV of the Fund was approximately $9.70 per share, but by August 1, 2008, the Fund's NAV had dropped to $6.18 per share, a 35% drop since July of that year. By defendants' own admission, the Fund's assets as of March 20, 2008 were $2.5 billion, representing a severe decline from the $13 billion in assets on May 30, 2007, less than a year earlier.

47. This extreme loss in the Fund's NAV led Morningstar analyst Miriam Sjobom to refer to the Fund as "an unmitigated disaster." She further stated that even though "it's designed to

be one of the more reliable holdings in a portfolio, its sizable stakes in nonagency mortgage- and asset-backed bonds, including some backed by subprime loans, have proved treacherous."

48. The Individual Defendants' and the Schwab Party Defendants' failure to obtain shareholder approval prior to the monumental change in the Fund's investment policy and investment concentrations, along with the improper investing itself, was a breach of their obligations under the Offering Materials and their fiduciary duties to the Fund and caused the Fund to sustain heavy damages, as alleged herein.

THE INDIVIDUAL DEFENDANTS' AND SCHWAB PARTY DEFENDANTS' BREACHES OF FIDUCIARY DUTIES

49. The Fund's fundamental change in its investment objective to a high concentration of exceptionally risky MBSs and ABSs, and the failure to obtain shareholder approval prior to such a change, were the direct result of the Individual Defendants' and the Schwab Party Defendants' breaches of fiduciary duties.

50. In breach of their fiduciary duties, the Individual Defendants and Schwab Party Defendants knowingly caused or allowed the Fund to implement these changes without first providing shareholders with proper notice or holding a vote seeking shareholder approval, as required by the Fund's Offering Materials.

51. In particular, the Individual Defendants and Schwab Party Defendants failed in good faith to:

a. Properly notify shareholders of the fundamental change in the Fund's investment objective and concentration policy; and

b. Obtain shareholder approval before implementing the fundamental change in the Fund's investment objective and concentration policy.

52. Through their positions of authority over the Fund and/or their signing of the Offering Materials, the Individual Defendants knew that they were required to properly notify shareholders and obtain shareholder approval before implementing a fundamental change in the Fund's investment objective and concentration policy.

53. In breach of their fiduciary duties of good faith and loyalty, the Individual Defendants and Schwab Party Defendants willfully ignored the terms set forth by the Offering

Materials, failing to follow the requirements contained therein, and thus breached their fiduciary duties.

54. The Individual Defendants and Schwab Party Defendants further breached their fiduciary duties by concealing from shareholders the Fund's excessive concentration in risky MBSs and ABSs, *e.g.*, by sending holding reports to investors that misleadingly listed security coupon payment dates instead of maturity dates, and continuing to market the Fund as an ultrashort bond fund even after a majority of the Fund's assets were invested in long-term MBSs and ABSs.

55. As a direct and proximate result of the Individual Defendants' and Schwab Party Defendants' breaches of fiduciary duties, the Fund has sustained significant damages.

DERIVATIVE AND DEMAND ALLEGATIONS

56. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

57. Plaintiff brings this action derivatively in the right and for the benefit of the Fund to redress the Individual Defendants' and Schwab Party Defendants' breaches of fiduciary duties.

58. Plaintiff is a shareholder of the Fund, was a shareholder of the Fund at the time of the wrongdoing alleged herein, and has been a shareholder of the Fund continuously since that time.

59. Plaintiff will adequately and fairly represent the interests of the Fund and its shareholders in enforcing and prosecuting its rights.

60. On November 10, 2009, more than 90 days ago, Plaintiff made a demand (the "Demand") on the Board to commence an action against the Individual Defendants and the Schwab Party Defendants. A copy of Plaintiff's Demand is attached hereto as Exhibit A. As of the filing of this Complaint the Board has not taken action as demanded.

COUNT I

AGAINST THE INDIVIDUAL DEFENDANTS AND THE SCHWAB PARTY DEFENDANTS FOR BREACH OF FIDUCIARY DUTIES

61. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

62. As alleged herein in detail, the Individual Defendants and the Schwab Party Defendants owed the Fund the fiduciary duties of good faith, loyalty and due care.

63. The Individual Defendants and Schwab Party Defendants breached their fiduciary duties, as alleged herein.

64. As a direct and proximate result of Defendants' breaches of fiduciary duties, the Fund has sustained damages, as alleged herein.

WHEREFORE, Plaintiff demands judgment as follows:

a. Awarding the Fund the amount of damages sustained by the Fund as a result of the Individual Defendants' and the Schwab Party Defendants' breaches of fiduciary duties;

b. Granting appropriate equitable relief to remedy the Individual Defendants' and the Schwab Party Defendants' breaches of fiduciary duties;

c. Awarding Plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accounts' and experts' fees, costs, and expenses; and

d. Granting such other and further relief as the Court deems just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: March 2, 2010

Respectfully submitted,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Nichole Browning
580 California Street, Suite 1750
San Francisco, CA 94104
Telephone: (415) 400-3000
-and-
Eric L. Zagar
Michael J. Hynes
Tara P. Kao
280 King of Prussia Road
Radnor, PA 19087
Phone: (610) 667-7706
Fax: (610) 667-7056

Attorneys for Plaintiff

VERIFICATION

I, Bill Downs, hereby verify that I have authorized the filing of the attached Verified Shareholder Derivative Complaint, that I have reviewed the Complaint, and that the facts therein are true and correct to the best of my knowledge, information and belief.

I declare under penalty that the foregoing is true and correct.

DATE: 3/1/2010

Bill Downs

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (610) 822-2209
E-Mail: ezagar@btkmc.com

November 10, 2009

VIA FEDEX
Mr. Randall W. Merk
President and Chief Executive Officer
Schwab YieldPlus Fund
101 Montgomery Street
San Francisco, CA 94104

Re: Shareholder Demand

Dear Mr. Merk:

This firm represents William Downs (the "Shareholder"), a holder of shares of the Schwab YieldPlus Fund (the "Fund"). I write on behalf of the Shareholder to demand that the Board of Trustees of the Fund (the "Board") take action to remedy breaches of fiduciary duties by the Trustees, certain executive officers of the Fund, and certain Schwab entities, as described herein.

As you are aware, by reason of their positions as officers and/or trustees of the Fund and because of their ability to control the business affairs of the Fund, the officers and trustees of the Fund owe the Fund and its shareholders the fiduciary obligations of loyalty, good faith and due care. The Shareholder believes that the following officers and/or trustees of the Fund violated these core fiduciary duty principles, causing the Fund to suffer damages: President, Chief Executive Officer ("CEO") and Trustee Randall W. Merk, Treasurer and Principal Financial Officer George M. Pereira, former President and CEO Evelyn S. Dilsaver, former Chief Investment Officer Kimon Daifotis; Trustees Charles R. Schwab, Mariann Byerwalter, William A. Hasler, Gerald B. Smith, Donald R. Stephens, and Michael W. Wilsey, and former Trustees Donald F. Dorward and Robert G. Holmes (collectively, the "Trustees and Officers"). The shareholder also believes that Schwab Investments, Charles Schwab Investment Management, Inc. and Charles Schwab & Co., Inc. (collectively, the "Schwab Parties") breached their fiduciary obligations to the Fund.

The Shareholder contends that the Trustees, Officers and Schwab Parties knowingly caused or allowed the Fund to register, market and sell itself as a stable, "ultrashort" bond fund that was a safe alternative to cash, was designed to invest primarily in investment grade bonds with a duration of one year or less, and which had minimal risk of a fluctuating share price. The registration statements and prospectuses for the Fund (the "offering materials") stated that the Fund's investment policy could only be changed by a vote of a majority of a fund's outstanding shares. The offering materials also stated that the Fund could not "concentrate" in any particular

BARROWAYTOPAZ KESSLERMELTZERCHECK LLP

industry, which the SEC defines as investing 25% or more of a Fund's assets "in an industry or group of industries."

Beginning in 2006, the Fund exceeded the 25% limitation on investing in a single industry or group of industries when it invested 28.9% of its holdings in mortgage backed securities ("MBS") and asset backed securities ("ABS"). The Fund did not seek or receive shareholder approval to exceed the 25% concentration limitation. In September 2006, again without a shareholder vote, Schwab Investments retroactively amended the Fund's prospectus to redefine the term "single industry" so that the 25% concentration limitation would not apply to the Fund's MBS holdings. In 2007 and 2008 the Fund invested over 45% of the Fund's assets in MBSs and ABSs, again without seeking or securing shareholder approval to exceed the 25% concentration limitation. This had the effect of turning the Fund into a much riskier investment than the offering materials described the Fund to be.

The Shareholder contends that the Trustees, Officers and Schwab Parties knowingly caused or allowed the Fund to: (1) fundamentally change the investment strategy and duration objective of the Fund by investing in long term risky securities; (2) send holding reports to investors which misleadingly listed security coupon payment dates instead of maturity dates, which obscured the true portfolio holdings and the duration of investments contained in the Fund; (3) become overly concentrated in a single risky sector as the Fund increasingly invested in risky MBSs and ABSs with long duration periods; (4) misleadingly market itself as an ultrashort bond fund as it increasingly invested in longer term MBSs and ABSs; (5) misprice and overstate a material potion of the Fund's assets as those assets deteriorated in value and liquidity; and (6) utilize inconsistent asset descriptions to obscure the true nature of the securities in the Fund's portfolio. The Shareholder maintains that each of the Trustees and Officers breached their fiduciary duties by engaging in the aforementioned conduct, which resulted in the Fund sustaining a severe loss in value.

On behalf of the Shareholder, I hereby demand that the Board take action against each of the Trustees, Officers and Schwab Parties to recover the damages described herein for the benefit of the Fund and to correct the deficiencies in the Fund's internal controls that allowed the misconduct to occur.

If within a reasonable period after the receipt of this letter, the Board has not commenced an action as demanded herein, or in the event that the Board refuses to commence an action as demanded herein, the Shareholder will commence a shareholder derivative action on behalf of the Fund seeking appropriate relief.

Sincerely,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Eric L. Zagar

ELZ/ck

811-6200 Branch 16

Joseph J. Tabacco, Jr. (75484)
jtabacco@bermanesq.com
Christopher Heffelfinger (118058)
cheffelfinger@bermanesq.com
James C. Magid (233043)
jmagid@bermanesq.com
BERMAN DEVALERIO
425 California Street, Suite 2100
San Francisco, CA 94104
Telephone: 415.433.3200
Facsimile: 415.433.6382

Local Counsel

[Additional Counsel on Signature Page]

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

NORTHSTAR FINANCIAL ADVISORS, INC., on Behalf of Itself and all Others Similarly Situated, Plaintiff, v. SCHWAB INVESTMENTS and CHARLES SCHWAB INVESTMENT MANAGEMENT, INC., Defendants.	Case No. C-08-4119 SI CLASS ACTION **FIRST AMENDED COMPLAINT FOR VIOLATION OF THE INVESTMENT COMPANY ACT OF 1940** <u>JURY TRIAL DEMANDED</u>

Plaintiff, for its First Amended Class Action Complaint, alleges the following upon personal knowledge as to itself and its own acts, and as to all other matters upon information and belief, based upon the investigation made by its attorneys, which included a review of Securities and Exchange Commission ("SEC") filings, news reports and other publicly available materials.

NATURE OF THE ACTION

1. This action is brought by Northstar, individually, and on behalf of persons who owned shares of the Schwab Total Bond Market Fund (the "Fund") (Ticker: SWLBX) at any time from August 31, 2007 to the present, and were damaged thereby.

2. The action is brought against Schwab Investments and Charles Schwab Management, Inc. for causing the Fund to deviate from its fundamental investment objective to track the Lehman Brothers U.S. Aggregate Bond Index (the "Index") (Ticker: LBUSTRUU). Section 8 of the Investment Company Act of 1940 (the "ICA") directs an investment company to recite in its Registration Statement "all investment policies of the registrant . . ., which are changeable only if authorized by shareholder vote," as well as all policies that "the registrant deems matters of fundamental policy." 15 U.S.C. § 80a-8(b) (2) & (3). Section 13 prohibits a registered investment company from deviating from any such policies "unless authorized by the vote of a majority of its outstanding voting securities." 15 U.S.C. § 80a-13.

3. The Fund deviated from its stated investment objective by investing a material percentage of its portfolio in high risk non-U.S. agency collateralized mortgage obligations ("CMOs"). The non-U.S. agency CMOs were not part of the Lehman Index and were substantially more risky than the U.S. agency securities and other instruments that comprised the Index.

4. The Fund also deviated from its stated fundamental investment objective by investing more than 25% of its total assets in U.S. agency and non-agency mortgage-backed securities and CMOs. The Fund's investment objectives prohibited any concentration of investments greater than 25% in any industry (other than if necessary to track the Index).

5. Defendants' deviation from the Fund's investment objective exposed the Fund and its shareholders to tens of millions of dollars in losses stemming from a sustained decline in the

value of non-agency mortgage-backed securities. The Fund's deviation from its stated investment objective caused investors to suffer a negative 12.64% differential in total return for the Fund compared to the Index for the period August 31, 2007 through February 27, 2009, consisting of a negative total return of 4.80% for the Fund compared to a positive total return of 7.85% for the Index over that same period (including interest payments).

JURISDICTION AND VENUE

6. This Court has jurisdiction over the subject matter of this action under § 44 of the Investment Company Act of 1940 (15 U.S.C. § 80a-43), 28 U.S.C. §§ 1331, 1332(d)(2), and 1367. The plaintiff is diverse from at least one of the defendants and the amount in controversy exceeds $5 million.

7. Venue is properly laid in this District under 15 U.S.C. § 80a-43, and 28 U.S.C. § 1391(b). Many of the acts giving rise to the violations of law complained of herein, including the dissemination to shareholders of the Registration Statements, Proxy Statements, and Prospectuses, referenced herein occurred in this District.

PARTIES

8. Plaintiff Northstar Financial Advisors, Inc. ("Northstar") is a New Jersey corporation with offices at 46 Beachmont Terrace, North Caldwell, NJ 07006.

9. Northstar is a registered investment advisory and financial planning firm serving both institutional and individual clients. Northstar manages both discretionary and non-discretionary accounts on behalf of investors in its role as an investment advisor.

10. With respect to its discretionary accounts, which form approximately 50% of its assets under management, Northstar retains discretion over investment decisions.

11. Northstar had at all relevant times herein purchased and sold securities on behalf of its clients as an independent investment advisor through Charles Schwab's Institutional Advisor Platform.

12. Northstar, in purchasing and/or selling shares in the Fund, relied on defendants' representations as to the Fund's investment objectives and policies.

13. On or about August 31, 2007, Northstar had 239,290 shares of the Fund under its management.

14. Northstar operates under a fee-based structure based on the total value of assets under management. Northstar is customarily paid on a quarterly basis a .5% to 1.0% annualized management fee based on the valuation of assets under management, including the reported net asset value ("NAV") of the shares of the Fund under Northstar's management. Northstar suffered actual financial injury from the diminution of its management fee as a result of the underperformance of the Fund against the Index subsequent to August 31, 2007.

15. By way of Assignment of Claim dated December 8, 2008 (the "Assignment"), Henry Holz, a client of Northstar who owned 4,181.093 shares of the Fund as of August 31, 2007, assigned to Northstar "all of the Assignor's right, title and interest in any claim that the Assignor has or could have against Schwab Investments, Charles Schwab & Co., Inc., Charles Schwab Investment Management, Inc. and Schwab Total Bond Market Fund ...."

16. Defendant Schwab Investments (the "Trust") has its headquarters at 101 Montgomery Street, San Francisco, CA 94104. Schwab Investments is an investment trust organized under Massachusetts law and is a registered investment company under the ICA. The Trust consists of a series of mutual funds, including the Fund. The Trust is managed by a Board of Trustees. The Trust and its B oard of Trustees are responsible for filing with the SEC and disseminating to investors documents regarding the Fund. The Trust and its Board of Trustees are also responsible for supervising the Fund's investment advisor and monitoring the Fund's compliance with its stated investment objectives and policies.

17. Defendant Charles Schwab Investment Management, Inc. ("Investment Advisor" or "Schwab Management") has its headquarters at 101 Montgomery Street, San Francisco, CA 94104. Schwab Management is the investment advisor to the Fund. As the Investment Advisor, Schwab Management receives a management fee from the Fund. The Investment Advisor's management fee is 0.25% of the Fund's net assets, or approximately $3.5 million per year. In addition the Fund incurs .28% of net assets in other expenses, for a total annual operating expense of .53%. The

Investment Advisor is responsible for adhering to the Fund's stated investment objectives and policies. The Investment Advisor is organized under Massachusetts law.

18. The Schwab Total Bond Market Fund is a series of Schwab Investments and a member of the Charles Schwab Family of Funds. The Fund is managed by the Trust and advised by the Investment Advisor.

19. The Fund issues redeemable securities. The value of its shares is computed daily by taking the assessed market value of all portfolio securities, adding the assessed value of other assets and liabilities, and dividing the result by the number of shares outstanding. The Fund reports its portfolio holdings to investors on a semi-annual basis in reports issued as of August and February. The Fund also reports its portfolio holdings as of May and November in Form N-Q filings with the SEC, which are not mailed to investors. The Fund does not report the dates or prices at which it purchases or sells securities.

20. The Trust and the Investment Advisor are under the common control of The Charles Schwab Corp., a publicly traded corporation.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3), individually and on behalf of a class consisting of all person or entities who owned shares of the Fund at any time from August 31, 2007 to the present, and suffered damages as a result therefore. Excluded from the Class are the defendants herein, any subsidiaries or affiliates of the defendants in which defendants or its affiliates have a controlling ownership interest, officers and directors of any of the defendants, heirs, successors and assigns of any of the defendants or their officers and directors, and any entity in which any defendant has a controlling ownership interest.

22. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of members of the Class is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, the Fund had over $1.5 billion in assets as of August 31, 2007, and 150 million shares outstanding. Plaintiff thereby concludes that there

are thousands of members located throughout the United States in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Registrant or its transfer agent and may be notified of the pendency of this action by mail.

23. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal and state laws that is complained of herein.

24. Northstar has standing to pursue this claim for money damages as assignee of Holz's claim and in its own right because it suffered direct financial injury as a result of the Fund's deviation from its stated fundamental investment objectives and policies (and other claims alleged herein). Northstar's financial injury and entitlement to recovery are derivative of the Class' claims. Northstar cannot prove its own financial injury and entitlement to recovery without first proving the Class' financial injury and entitlement to recovery.

25. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class litigation.

26. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether the Trust or Investment Advisor caused the Fund to deviate from an investment objective or policy that could only be changed by a shareholder vote;

(b) Whether the Trust or Investment Advisor were obligated to cause the Fund to track the Lehman Brothers U.S. Aggregate Bond Index using an indexing strategy;

(c) Whether the Fund's investments tracked the Lehman Brothers U.S. Aggregate Bond Index using an indexing strategy;

(d) Whether the Trust or Investment Advisor concentrated investments in the Fund of in excess of 25% of its total assets in any one industry;

(e) Whether non-agency mortgage-backed securities comprise one or more than one "industry."

(f) Whether agency and non-agency mortgage-backed securities comprise one or more than one "industry."

(g) Whether the Trust's acts as alleged herein violated the ICA;

(h) Whether the Investment Advisor caused the Fund to violate the ICA;

(i) Whether members of the Class are third party beneficiaries of the investment advisory contract between the Trust and the Investment Advisor;

(j) Whether the Trust or the Investment Advisor owed members of the Class fiduciary duties;

(k) Whether the Trust or the Investment Advisor violated fiduciary duties to Class members; and

(l) Whether the members of the Class have sustained damages, and, if so, what is the proper measure thereof.

27. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. As the damages suffered by any individual Class member may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to redress individually the wrongs done to them. There will be no difficulty in managing this action as a class action.

SUBSTANTIVE ALLEGATIONS
Background and History Prior to the 1997 Shareholder Vote

28. The Schwab Total Bond Market Fund (SWLBX) was initiated on March 5, 1993 under a predecessor name – the Schwab Long-Term Government Bond Fund (the "Government Bond Fund") -- as an actively managed bond fund.

29. According to the Prospectus for the Government Bond Fund dated December 30, 1994, as amended June 30, 1995, the "investment objective" of the Government Bond Fund was "to provide a high level of current income consistent with preservation of capital by investing primarily in securities issued or guaranteed by the United States Government, its agencies or instrumentalities and repurchase agreements covering those securities."

30. The June 30, 1995 Prospectus also stated that "[the] Fund's investment objective ... is fundamental and cannot be changed without approval by holders of a majority of the Fund's outstanding voting shares."

31. The Prospectus added that "U.S. Government Securities are generally viewed by the Investment Manager as being among the safest of debt securities with respect to the timely payment of principal and interest...."

32. Schwab was unable to successfully market the Government Bond Fund.

33. As of August 31, 1997, after more than four years of operations, the Government Bond Fund only had $24.8 million in investment assets.

The Formation of the Schwab Total Bond Market Index Fund

34. On July 25, 1997, Schwab Investments mailed to investors in the Government Bond Fund a Proxy Statement on SEC Form 14A with respect to a shareholder vote "[t]o amend [the] Fund's fundamental investment objective resulting in changing the Fund from [a] Government bond fund[] to [a] bond index fund[] that would include Government and other fixed income securities" (at 2).

35. The Proxy Statement (at 14) informed investors that the Board of Trustees of the Fund was proposing to change the Fund's then existing investment objective from attempting "to provide a high level of current income consistent with preservation of capital by investing primarily in securities issued or guaranteed by the U.S. Government" to a "proposed investment objective ... to attempt to provide a high level of current income consistent with preservation of capital by seeking to track the investment results of a particular bond index through the use of an indexing strategy."

36. The Proxy Statement added (at 3) that "[i]f its proposed investment objective is approved, the Total Bond Fund would invest in a portfolio of fixed-income securities that seeks to track the Lehman Brothers Aggregate Bond Index."

37. The Lehman Index was described in the Proxy Statement (at 18) as "a broad market-weighted index which encompasses the following classes of investment grade fixed-income

securities: U.S. Treasury and agency securities, corporate bonds, international (dollar-denominated) bonds, agency mortgage-backed securities, and asset-backed securities."

38. The Lehman Index is a proprietary Lehman Brothers index, consisting of over 9,000 separate instruments whose exact composition is not generally available to investors. The composition of the Index changes from time-to-time.

39. The Proxy Statement stated with respect to mortgage-backed securities and asset-backed securities (at 21) that "[t]he primary risk of these securities is 'prepayment risk.' Namely that during periods of changing interest rates, the payment streams in the underlying pools will be paid faster ... than anticipated."

40. The Proxy Statement further described (at 22) the "investment process of indexing" by stating that the Fund "would be unable to hold all of the individual issues which comprise the [Index] because of the large number of securities in the [Index]," but that the "Fund would hold a portfolio of fixed-income securities that is managed to closely approximate [the] Index's 'characteristics' of coupon rate, duration, sector, quality and optionality (or convexity)":

> If the proposed investment objective is approved, the Funds would not be managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based upon economic, financial, and market analyses and investment judgment. Instead, the Investment Manager would utilize a "passive" or "indexing" investment approach, to attempt to track the investment performance of each Fund's Index through statistical sampling and other procedures. The Funds would be unable to hold all of the individual issues which comprise the Indexes because of the large number of securities in the Indexes. Each Fund would hold a portfolio of fixed-income securities that is managed to closely approximate its Index's "characteristics" of coupon rate, duration, sector, quality and optionality (or convexity).

41. The Proxy Statement assured investors (at 22) that "[b]efore purchasing or selling a security, the Investment Manager would analyze each security's characteristics and determine whether purchasing or selling the security would help the Fund's portfolio approximate the characteristics of the Index":

> Before purchasing or selling a security, the Investment Manager would analyze each security's characteristics and determine whether purchasing or selling the security would help the Fund's portfolio approximate the characteristics of the Index. As a result, when the Fund's portfolio as a whole is considered, the Fund's performance and risk is expected to be similar to its Index's performance and risk.

> For example, with respect to the "sector characteristic," if U.S. Treasury and agency securities represent approximately 60% of an Index's interest rate risk, then approximately 60% of the respective Fund's interest rate risk would come from such securities. Similarly, if corporate bonds represent 20% of the Fund's interest rate risk, then they would represent approximately 20% of the Fund's interest rate risk. This technique is expected to enable each Fund to track the coupon income and price movements of its respective Index, while minimizing transaction, custodial and accounting costs.

42. The 1997 Proxy Statement represented (at 23) that the Investment Manager would seek a 90% correlation between the Fund and the Index:

> Over the long term, the Investment Manager will seek a correlation between the performance of each Fund, as measured by its net asset value, including the value of its dividend and capital gain distributions, and that of its Index of 0.9 or better. A correlation of 1.0 would indicate perfect correlation, but since each Fund incurs operating expenses, unlike its respective Index, a perfect correlation is unlikely to be achieved. The Investment Manager will monitor the performance of each Fund versus that of its Index on a regular basis. If a tracking error develops, each Fund is rebalanced to help bring it in line with the Index. In the unlikely event that a correlation of 0.9 or better is not achieved, the Board of Trustees of a Fund will consider alternative arrangements.

43. The 1997 Proxy Statement described (at 2) Schwab's rationale for proposing that the Fund be changed to an index fund and the Fund's appeal to passive investors who were seeking "broad bond portfolio diversification" and "a consistent investment style," as follows:

> Schwab has long been an advocate of indexing as an investment strategy. The Board of Trustees believes the proposed bond index funds will offer customers many benefits through the use of an indexing strategy. These benefits include: broad bond portfolio diversification, a consistent investment style, and potentially lower trading costs as a result of lower portfolio turnover and fewer transactions, over the long term. And, all other things being equal, lower costs can translate into higher returns.
>
> The objective of an index fund, unlike an actively managed fund, is to closely track the total return of a benchmark or index for a particular market, or market sector. Because both proposed Funds plan to invest in a larger number and broader range of bonds, the Funds should provide investors a more broadly diversified bond fund investment for their asset allocation plan. The proposed bond index funds could represent excellent choices for the core component of an investor's bond fund holdings and could fulfill the bond portion of an asset allocation plan, whether that plan calls for a longer-term or short-term bond fund.

44. The 1997 Proxy Statement (at 2) stated that because investors would not be required to actively monitor and assess the investment selections of the Fund's Investment Advisor (which was charged with the responsibility of following the Index), the bond index fund "should gave a broader appeal to a larger number of investors."

> In addition, the Board of Trustees believes that the proposed bond index funds should have a broader appeal to a larger number of investors. This would permit the Funds to be marketed more effectively, creating economies of scale if assets grow. These economies could be achieved by spreading the Funds' fixed costs over a larger asset base, which would potentially lower the Funds' operating expenses.

45. The Proxy Statement sought to assure investors (at 4) that the change to an indexing strategy would not then increase the risk profile of the Fund because 80% of the Fund's assets would still be invested on a current basis in U.S. government or agency bonds, and given the then current composition of the Index, 15% of the portfolio would be invested in investment grade corporate bonds, 4% in international (dollar-denominated bonds), and 1% in asset-backed securities:

> As shown in the two preceding charts, as of June 30, 1997, both of the proposed index Funds would maintain significant positions in U.S. Treasury and agency, and agency mortgage-backed securities – 85.0% for the Short-Term Bond Market Index Fund and 80.0% for the Total Bond Market Index Fund.
>
> The non-U.S. Treasury/agency securities represented in both indices are all investment grade and quite diversified. As a result, both index Funds are expected to maintain relatively low levels of credit risk. However, given that U.S. Treasury and agency securities have the lowest credit risk compared to other types of fixed income securities, the portfolio management team anticipates that the proposed Funds would have a slightly higher level of credit risk than the current Funds.

46. The July 25, 1997 Proxy Statement also proposed a change in the Fund's "fundamental investment policies and investment restrictions" regarding concentration of investments.

47. Previously, the Fund's fundamental investment policies and investment restrictions barred investments of "25% or more of the value of its total assets … in any industry" (excluding investments in U.S. government, agency, or instrumentality securities):

> Each Fund may not:
>
> Purchase securities (other than securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities) if, as a result of such purchase, 25% or more of the value of its total assets would be invested in any industry. Securities issued by governments or political subdivisions or authorities of governments are not considered to be securities subject to this industry concentration restriction.

48. The proposed change incorporated the definition of "concentration" under the Investment Company Act of 1940, and gave the Fund discretion to concentrate investments of greater than 25% of total assets in any industry if necessary to track the Lehman Index:

> Each Fund may not concentrate investments in a particular industry or group of industries, or within one state (except with respect to the Total Bond Market Index Fund and the Short Term Bond Market Index Fund, to the extent that the index which each Fund seeks to track is also so concentrated) as concentration is defined under the Investment Company Act of 1940 or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time.

49. The rationale of the proposed change, according to the Proxy Statement, was to incorporate the SEC's interpretation of the term "concentration" from the Investment Company Act of 1940 (which at the time was and remains 25%) to give the Fund greater flexibility in the event of future changes in interpretation:

> The current self-designated restriction specifically limits a Fund's investments to less than 25% of a Fund's total assets in a particular industry. Under the Proposal, this current self-designated restriction will be eliminated and replaced by a more flexible proposed restriction. The proposed restriction would continue to prevent each Fund from "concentrating" its investments in a single industry or in a state, except if the Index that the Fund tracks is "concentrated" in a particular industry or state. Further, to provide flexibility, the concept of "concentration" in a Fund's proposed restriction is articulated so as to always track the current meaning of "concentration" under the 1940 Act.
>
> At present, "concentration" is interpreted under the 1940 Act in a manner consistent with each Fund's current self-designated restriction (25% or more). However, in order to achieve greater flexibility (if for instance the percentage limitation were to be changed by the SEC), the proposed restriction would eliminate the specific percentage reference and instead define the term "concentration" with respect to the meaning conferred under the 1940 Act. Because the present interpretation of the percentage limit of "concentration" under the 1940 Act is the same as the current concentration restriction, it is not expected that there would be any immediate impact on a Fund's operations as a result of approving this aspect of the proposed concentration restriction. Any future change in operations would occur only if the SEC staff changed its interpretation of what constitutes "concentration."

50. There has been no subsequent change in the SEC's interpretation of what constitutes "concentration."

51. On September 25, 1997, Schwab Investments reported that the shareholders of the Schwab Government Fund had approved the amendment to the Fund's "fundamental investment objective ... to allow [the] Fund to pursue an indexing strategy":

> As a result of the amendment referenced in Item No. 1 above, as of November 1, 1997, the name of the Schwab Short/Intermediate Government Bond Fund will be changed to the Schwab Short-Term Bond Market Index Fund, and the name of the Schwab Long-Term Government Bond Fund will be changed to the Schwab Total Bond Market Index Fund. As a result of the shareholder vote, each Fund's fundamental investment objective is amended to allow each Fund to pursue an indexing strategy. The Schwab Short-Term Bond Market Index Fund will seek to

> track the Lehman Brothers Short (1-5) Government/Corporate Index and the Schwab Total Bond Market Index Fund will seek to track the Lehman Brothers Aggregate Bond Index. Each index is market-weighted and designed to track the performance of broad segments of the bond market.

52. Schwab Investments further reported that shareholders approved the change in the Fund's fundamental investment policies and restrictions with respect to the concentration of investments.

53. The Registration Statement and Prospectus dated January 15, 1998 for the Total Bond Fund and the Schwab Short-Term Total Bond Market Index Fund (at page 10), issued after the 1997 shareholder vote, reiterated the Fund's investment objective to track a bond index:

> INVESTMENT OBJECTIVES:
>
> Each Fund's investment objective is to attempt to provide a high level of current income consistent with preservation of capital by seeking to track the investment results of a particular bond index through the use of an indexing strategy.
> Each Fund's investment objective is fundamental, which means that it may be changed only by vote of a majority of a Fund's shareholders.

54. The Prospectus further stated (at 10) that the Lehman Brothers Aggregate Bond Index was the index against which the Total Bond Fund would be tracked:

> THE INDEXES are the Lehman Brothers Mutual Fund Short (1-5)
>
> Government/Corporate Index (the Short-Term Index) for the Short Bond Fund and the Lehman Brothers Aggregate Bond Index (the Aggregate Bond Index) for the Total Bond Fund.

55. That same recitation of the Fund's investment objective was contained in subsequent Prospectuses for the Fund, as well as in Statements of Additional Information incorporated by reference into the Prospectuses.

56. A Statement of Additional Information (or "SAI") contains a more comprehensive discussion of material facts than is contained in a Prospectus.

57. The Fund's conversion to an indexing strategy was a success, as net assets increased from $24 million as of August 31, 1997 to $1.5 billion as of August 31, 2007.

58. Schwab Investments, in the August 31, 1998 Reports to shareholders emphasized the conservative nature of the Fund's indexed securities:

> Schwab's Bond Index Funds seek to track the total returns of broadly diversified bond indices. And because index funds generally result in lower portfolio turnover and fewer transactions—and therefore lower trading costs—you could potentially

realize higher returns.

> In addition to some of the same benefits of equity index funds, including broad diversification, lower expenses, consistent investment style and straightforward choices, bond index funds can also provide the added benefit of high credit-quality investments. Schwab's Bond Index Funds are designed to maintain high credit-quality standards because the indices they seek to track primarily comprise U.S. Treasuries, government agency securities and government agency mortgage-backed securities; the remaining bonds in the indices are investment-grade corporate bonds rated AAA through BBB the four highest credit ratings. [Emphasis added.]

59. The government agency mortgage-backed securities referenced in the Fund's SEC documents and included in the Lehman Index were issued by the Governmental National Mortgage Association ("Ginnie Mae"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). Ginnie Mae, Fannie Mae, and Freddie Mac are U.S. Government agencies (also known as Government Sponsored Enterprises ("GSEs")) established by Congress to facilitate residential mortgage loans.

60. The GSEs purchased and securitized mortgage loans that met established criteria for creditworthiness.

61. The government agency mortgage-backed securities referenced in the 1998 Annual Report as contained in the Index were fixed income pass-through securities, in which all principal and interest on the underlying mortgages is passed through to the mortgage-backed securities investor.

62. The type of securities that could be acquired by those agencies are restricted by their government charters.

63. Ginnie Mae benefits from an express U.S. Government guarantee of payment on its securities.

64. Both Fannie Mae and Freddie Mac benefit from an implied U.S. Government guarantee of payment on its securities by virtue of their status as U.S. chartered institutions.

65. The mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac, and maintained in the Lehman Index, had the highest credit quality among mortgage-backed securities.

66. The Statement of Additional Information dated May 6, 2002, reported that the Fund had changed its name to the Schwab Total Bond Market Fund:

> Prior to May 6, 2002, . . . Schwab Total Bond Market Fund was named Schwab Total Bond Market Index Fund.

67. In the ordinary course of defendants' business, this Statement of Additional Information was not mailed to investors.

68. The May 6, 2002 Statement of Additional Information, incorporated by reference into the May 6, 2002 Prospectus, continued to state that the Fund's investment objective was unchanged and could only be changed by a majority shareholder vote, which had not occurred:

> Each fund's investment objective is to attempt to provide a high level of current income consistent with preservation of capital by seeking to track the investment results of a particular bond index through the use of an indexing strategy.
>
> * * *
>
> The indexes are the Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index for the Schwab Short-Term Bond Market Fund (the Short-Term Index), and the Lehman Brothers U.S. Aggregate Bond Index for the Schwab Total Bond Market Fund (the U.S. Aggregate Bond Index).
>
> * * *
>
> The U.S. Aggregate Bond Index is a market-capitalization weighted index of investment-grade debt securities with maturities of greater than one year.
>
> * * *
>
> Each fund's investment objective may be changed by vote of a majority of its outstanding voting shares.

69. Schwab Investments issued a further Registration Statement and Prospectus with regard to the Fund dated November 15, 2003.

70. Beginning with that Prospectus and in subsequent Prospectuses issued by Schwab Investments with respect to the Fund, including the Prospectus dated June 13, 2008, defendants prominently reported in large type-face at the front of the Prospectus that the Fund was "designed to offer high current income by tracking the performance of the Lehman Brothers U.S. Aggregate Bond Index" and was "intended for investors seeking to fill the fixed income component of their asset allocation plan":

> THE SCHWAB TOTAL BOND MARKET FUND TM is designed to offer high current income by tracking the performance of the Lehman Brothers U.S. Aggregate Bond Index. The fund invests primarily in a diversified portfolio of investment-grade debt instruments. The fund is intended for investors seeking to fill the fixed income

component of their asset allocation plan.

71. The Statement of Additional Information attached to the November 15, 2003 Prospectus – and all subsequent Statements of Additional Information -- reaffirmed that the Fund would continue to track the Index until that investment objective was changed by shareholder vote:

> Each fund's investment objective is to attempt to provide a high level of current income consistent with preservation of capital by seeking to track the investment results of a particular bond index through the use of an indexing strategy.
>
> * * *
>
> The indexes are the Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index for the Schwab Short-Term Bond Market Fund (the Short-Term Index), and the Lehman Brothers U.S. Aggregate Bond Index for the Schwab Total Bond Market Fund (the U.S. Aggregate Bond Index).
>
> The Short-Term Index is a market-capitalization weighted index of investment-grade debt securities with maturities between one and five years. The U.S. Aggregate Bond Index is a market-capitalization weighted index of investment-grade debt securities of greater than one year.
>
> * * *
>
> Each fund's investment objective may be changed by vote of a majority of its outstanding voting shares.

72. From August 31, 1997 through August 31, 2007, the Fund substantially performed in a manner that was consistent with the Index, returning an annualized rate of 5.75% compared to 6.04% for the Index -- within the 10% deviation anticipated by the Investment Manager.

73. As stated in the Fund's annual and semi-annual reports, this degree of deviation between the Fund and the Index occurred "mainly because, unlike the Index, the Fund incurs operating expenses and trading costs and must keep a small part of its assets in cash for paying expenses and processing shareholder orders."

The Fund Substantially Deviates From Its Stated Investment Objective

74. The Fund first reported a material deviation from the Index in its Semi-Annual Report for the period ended February 29, 2008:

> The Schwab Total Bond Market Fund returned 3.41% underperforming Lehman Brothers U.S. Aggregate Bond Index, which was up 5.67%. Risk aversion and forced selling in the fixed income market, combined with persistent volatility, impacted the fund as investors remained cautious of all non-Government securities irrespective of underlying credit quality. Under these conditions of extreme volatility, U.S. Treasuries outperformed all other fixed income securities.

> During the period, the financial markets experienced liquidity and confidence issues as the collapse of the subprime mortgage market and related credit turmoil cascaded into other sectors. Correspondingly, a reprising of risk premiums and a flight to quality across all segments of the fixed income market contributed to downward pricing pressure, with prices for many non-U.S. Treasury securities falling regardless of their quality or fundamentals. In order to maintain liquidity, many investors were forced to sell high quality assets at depressed prices. This selling pressure occurred at the same time demand for non-U.S. Treasury securities was weakest, and as a result prices were driven down even further.

75. Investors in the Fund, however, could not anticipate from this Report that the Fund would continue to deviate from the Index. Among other things, the Prospectus dated September 15, 2007 had stated that "the Fund primarily invests in a diversified portfolio of debt investments that is designed to track the performance of the Lehman Brothers U.S. Aggregate Bond Index" and that "[y]our investment follows the bond market, as measured by the index. The fund is designed to follow the performance of the index during upturns as well as downturns." The November 15, 2007 Statement of Additional Information also reiterated that the Fund's "investment objective is to attempt to provide a high level of current income consistent with preservation of capital by seeking to track the investments results of [the Index] through the use of an indexing strategy."

76. The Trust had informed investors in the 1997 Proxy Statement (at 23) that some volatility in the Fund against the Index may not be totally avoidable, and that "if a tracking error develops, each Fund is rebalanced to help bring it in line with the Index."

77. The Fund had also consistently tracked the Index for the prior decade since inception.

78. Accordingly, it was not apparent to investors at that time, who thought they were holding a conservative index fund, that the Trust and Investment Advisor had engaged in a risky strategy of concentrating the Fund's portfolio in non-agency CMOs that deviated materially from the government and government agency securities that comprised a majority of the Index.

79. From 2002 until June 2008, Kimon Daifotis acted as the senior vice president and chief investment officer of the Investment Advisor, responsible for the overall management of the Fund. On June 13, 2008, the Trust filed a Supplement to the Fund's Prospectus dated November 15, 2007, stating that Jeffrey Mortimer was then responsible for the overall management of the Fund. No explanation was given by defendants, in the Prospectus or elsewhere, for replacing

Daifotis as Fund manager. Investors were not informed that Daifotis had engaged in an investment strategy that was inconsistent with the Fund's stated investment objectives and policies.

80. In fact, however, the Fund's underperformance against the Index did continue subsequent to February 29, 2008. From August 31, 2007 through February 27, 2009, the Fund experienced a negative total return of 4.80% compared to a positive 7.85% total return for the Index – a total underperformance of 12.64% in absolute terms (including interest payments).

81. The Fund's deviation in performance from the Index was caused by the Fund's investment of 27.3% of assets as of February 29, 2008 in non-agency collateralized mortgage obligations ("CMOs").

82. The CMOs in the Fund's portfolio were not issued by government agencies. Rather they were issued by financial institutions through subsidiaries and backed by residential loans that did not conform to the agencies' high loan underwriting requirements.

83. Moreover, non-agency CMOs purchased by the Investment Manager for the Fund represented tranches of mortgage-backed securities, such as principal only or interest only payments, and were significantly more risky than the agency-issued mortgage-backed securities that were part of the index. Included in the Fund's portfolio were CMOs sponsored by such subprime lenders as Citigroup, Merrill Lynch, Countrywide, Bear Stearns, IndyBank, Lehman, and Washington Mutual.

84. This concentration of investments in mortgage backed securities was in violation of the Fund's stated investment objectives that the Fund's assets not be concentrated more than 25% in any one industry (except as required by the Index).

85. Subsequent analyses of other bond index funds that represent that they track the Lehman Bros. Aggregate Bond Index indicates that as of February 29, 2008, the Lehman Government Index had a 0% weighting in non-agency mortgage-backed securities, and a 37% weighting in agency mortgage-backed securities.

86. Moreover, according to the February 28, 2008 Semi-Annual Report, the Fund was invested 45.4% in agency and non-agency mortgage backed securities.

87. By November 30, 2008, the Fund had lessened its exposure to non-agency CMOs to 3.4% of total assets. The liquidation of the non-agency CMO portfolio coincided with a further deviation in performance of the Fund.

88. Defendants have taken the position, as stated in the Statement of Additional Information dated November 15, 2007, as amended June 13, 2008 (at 6), to justify the Fund's over-concentration in non-agency mortgage-based securities and CMOs, that non-agency mortgage-backed securities "are not part of any industry for purposes of a fund's concentration policy":

> Based on the characteristics of mortgage-backed securities, the funds have determined that mortgage-backed securities issued by private lenders and not guaranteed by U.S. government agencies or instrumentalities are not part of any industry for purposes of a fund's concentration policy. This means that a fund may invest more than 25% of its total assets in privately-issued mortgaged-backed securities, which may cause the fund to be more sensitive to adverse economic, business or political developments that affect privately-issued mortgage-backed securities.

89. Defendants recognized, however, as stated in the November 15, 2007, as amended June 13, 2008 (at 6) (quoted immediately above), that the non-agency investments "may cause the fund to be more sensitive to adverse economic, business or political developments that affect privately-issued mortgage-backed securities" and accordingly should be classified as within one industry.

90. The Fund's investment in CMOs were made at a time when there was increased concern with the quality of mortgage lending.

91. For example, on June 28, 2007, the Department of Treasury, Federal Reserve System, Federal Deposit Insurance Corp., and National Credit Union Administration, issued a joint Statement on Subprime Mortgage Lending "to address subprime mortgage products and lending practices."

92. The Fund's investment in CMOs at this time, in light of all circumstances, was speculative, irresponsible and a gross deviation from the Fund's fundamental investment policies and a breach of the defendants' fiduciary duties.

93. The attached chart prepared on a Bloomberg terminal, comparing the Schwab

Fund's change in total return to the Lehman Index's change in total return over the period December 31, 2004 through February 27, 2009, demonstrates how closely correlated the Schwab Bond Fund was to the Index until approximately August 31, 2007 and how dramatically the Bond Fund has deviated from the Index thereafter:


GRAB
EquityCOMP
Hit 1<GO> for Options, Hit <Page> for table.
COMPARATIVE RETURNS
Page 1/74
Range 12/31/04 - 2/27/09 Period D Daily 1519 Day Period
Securities Crncy Prc Appr Total Ret Difference Annual Eq
1 SWLBX US Equity USD -14.03 % 4.59 % -14.20 % 1.08 %
2 LBUSTRUU Index USD 18.79 % 18.79 %* 4.22 %
(* = No dividends or coupons)
SCHWAB-TOT BD-IV
BarCap US TR Unh USD
25
20
15
10
5
0
-5
31MAR05 30JUN 30SEP 30DEC 31MAR06 30JUN 29SEP 29DEC 30MAR07 29JUN 28SEP 31DEC 31MAR08 30JUN 30SEP 31DEC
Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2009 Bloomberg Finance L.P.
1 02-Mar-09 10:54:18

94. The magnitude of under performance between the Fund and the Index were not the result of unforeseen economic circumstances, but rather the gross deviation by the Investment Manager from the Fund's stated investment objective, by investing 45.4% of the Fund's total assets in mortgage-backed-securities and 27.3% of the Fund's total assets in non-agency CMOs.

COUNT I:

ON BEHALF OF THE CLASS FOR VIOLATION OF SECTION 13(A) OF THE INVESTMENT COMPANY ACT (ON BEHALF OF THE CLASS AGAINST THE TRUST)

95. Plaintiff repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein. This Count is asserted on behalf of members of the Class for violation of § 13(a) of the ICA, 15 U.S.C. § 80a-13(a).

96. The Trust caused the Fund to deviate from the Fund's investment policy that was changeable only by a shareholder vote, and a deviation from a policy recited in the Funds' Registration Statement as a "fundamental investment policy" in that, as detailed above, the Fund failed to invest in bond securities that tracked the Lehman Brothers U.S. Aggregate Bond Index and invested more than 25% of its assets in investments concentrated in one industry.

97. The above-noted investments made in violation of a stated fundamental investment policy caused significant losses to the Fund's shareholders, as alleged above. As described above, plaintiff and other members of the Class have suffered substantial damages in connection with losses in the Funds' value that resulted from the Funds' deviation from their stated fundament investment policy.

COUNT II:

ON BEHALF OF THE CLASS FOR BREACH OF FIDUCIARY DUTY (ON BEHALF OF THE CLASS AGAINST BOTH DEFENDANTS)

98. Plaintiff repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein. This Count is asserted against Schwab Investments (the Trust) and Charles Schwab Investment Management, Inc. (the Investment Advisor). Both of the defendants owed fiduciary duties to Class members.

99. This Count is asserted under California law. The relationship of Class members to the defendants is not as a shareholder to the corporation, but rather as an investor in the Fund to the

Trust (charged with responsibility for managing the Fund) and to the Investment Advisor (charged with responsibility for investing the Fund's assets). Class members are not shareholders of the Trust, but rather are shareholders of the Fund. Because the defendants are headquartered in San Francisco, California and the principal activities of the defendants with respect to this Count took place in California, California has the principal interest in applying its law to this claim. Count II is viable under Massachusetts law, as well.

100. The Trust is a registered investment company and the sponsor of the Fund. The Trust was responsible for the oversight of the Fund's investments, the oversight of the activities of the Investment Advisor, and the accuracy of the Trust's SEC filings. The Trust was also responsible for the Fund's compliance with its stated investment objectives. The Trust had discretion to operate the Fund, subject to the Fund's stated fundamental investment policies, and Class members were reliant on the Trust for the operations of the Fund.

101. The Trust and its Board of Trustees' fiduciary obligations to the Class were summarized in the Schwab Investments Definitive Proxy Statement for the Fund, filed with the SEC on March 24, 2000, as follows (at 5):

102. The Board of Trustees is responsible for protecting the interests of the funds' shareholders. The Board meets regularly to review the funds' activities, contractual arrangements and performance.

103. Charles Schwab, personally, in his letter to shareholders appended to the August 31, 2007 Annual Report filed by the Trust with the SEC, on behalf of all Schwab-related entities, thanked the Fund's shareholders for "entrusting us with their assets."

104. The Trust further acknowledged in its August 31, 2007 Annual Report to Shareholders (at 71) that "as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to their decision to approve an investment advisory agreement."

105. The Investment Advisor owed Class members a fiduciary duty to manage the Fund's assets with the care and prudence of a professional in like circumstances and to adhere to

the Fund's investment objective and policies. Given the disparity of access to information and expertise in investment matters, Class members relied on the Investment Advisors' diligence and good faith.

106. By virtue of their relationship with plaintiff and the members of the Class, the Trust and the Investment Advisor were each in a fiduciary relationship with plaintiff and the members of the Class to act in good faith and with utmost loyalty to plaintiff and the members of the Class, to protect the interests of the Fund and its shareholders, and to refrain from doing anything that would cause injury to the Fund or deprive plaintiff and the members of the Class of profit or advantage to which they were otherwise entitled.

107. The Trust repeatedly stated that the Fund was "intended for investors seeking to fill the fixed income component of their asset allocation plan." The Investment Advisor was aware of that statement and recognized that Class members were relying on its management of the Fund.

108. Defendants acknowledge on the "Charles Schwab" website that Schwab Investments, by creating the Fund and recommending that the Fund be used in an investment plan "to fill the fixed income component of [investors'] asset allocation plan" were acting in a fiduciary capacity: "Professional investors consider creating an investment plan vital for performing their fiduciary duty to clients." *See* "Investing Principle 1: A Blueprint for Success," by Mark W. Riepe, CFA, Senior Vice President, Schwab Center for Financial Research, March 10, 2008.

109. Defendants breached their fiduciary duties to plaintiff and the members of the Class by the acts and omissions set forth above in violation of the Fund's stated investment objective and policies.

110. By virtue of the wrongful conduct of defendants, plaintiff and the members of the Class sustained money damages in connection with their ownership of shares in the Fund.

COUNT III:

FOR BREACH OF CONTRACT (ON BEHALF OF THE CLASS AGAINST THE TRUST)

111. Plaintiff repeats and realleges the allegations contained in the foregoing paragraphs

as if fully set forth herein. This Count is asserted on behalf of members of the Class for breach of contract.

112. The 1997 Proxy Statement (at 14) formed the terms of a contract between Schwab Investments and investors in the Fund that if investors voted in favor of changing the Fund's fundamental investment objective to seek "to track the investment results of the [Index] through use of an indexing strategy" that the Trust would cause the Fund to conform with that objective. Investors in the Fund accepted that offer by voting in favor of the change in investment objective. See Proxy Statement at 3 ("[T]he Total Bond Market Index Fund ... would seek to track the Lehman Brothers Aggregate Bond Index.").

113. The Proxy Statement sets forth in detail the meaning of the term "indexing strategy" that could only be charged by shareholder vote. Thus, for example, page 22 of the Proxy Statement assured investors that "[b]efore purchasing or selling a security, the Investment Manager would analyze each security's characteristics and determine whether purchasing or selling the security would help the Fund's portfolio approximate the characteristics of the Index."

114. The Proxy Statement also formed the terms of a contract whereby the Trust covenanted that subject to shareholder vote, the Fund "may not" "[p]urchase securities (other than securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities) if, as a result of such purchase, 25% or more of the value of its assets would be invested in any industry."

115. The Fund's shareholders accepted the terms of that contract by voting in favor of that fundamental investment policy.

116. Subsequent to the 1997 proxy vote, the Trust continued to offer shares in the Fund pursuant to the terms of a contract that the Trust would cause the Fund to continue to adhere to its fundamental investment objectives and policies contained in the 1997 Proxy Statement and reiterated in Prospectuses and in Statements of Additional Information (as quoted above). Investors accepted the terms of that contract by purchasing shares in the Fund.

117. The terms of that contract are contained in the 1997 Proxy Statement, which established the contractual relationship between the Trust and Class members, and were reiterated

in the Trust's subsequent SEC filings, including the January 15, 1998 Prospectus, and the May 6, 2002 Statement of Additional Information ("SAI").

118. The Trust violated the terms of the contract with the Fund's shareholders as set forth in the 1997 Proxy Statement and subsequent prospectuses and SAIs, as more fully described above, by directing the purchases or allowing the Investment Advisor to direct the purchases of securities that deviated from the composition of the Lehman Brothers U.S. Aggregate Bond Index and caused the Fund to concentrate more than 25% of its net assets in mortgage backed securities, including CMOs, without a subsequent shareholder vote.

119. By virtue of the wrongful conduct of defendants, plaintiff and the members of the Class sustained money damages in connection with their ownership of shares in the Fund.

COUNT IV:

FOR BREACH OF CONVENANT OF GOOD FAITH AND FAIR DEALING (ON BEHALF OF THE CLASS AGAINST BOTH DEFENDANTS)

120. Plaintiff repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein. This Count is asserted on behalf of members of the Class for breach of the covenant of good faith and fair dealing.

121. Defendants have a common law duty of good faith and fair dealing with respect to investors in the Fund.

122. Defendants violated the covenant of good faith and fair dealing by inducing investors to purchase and hold shares in the Fund by stating that it was the Fund's fundamental investment objective, changeable only by a shareholder vote, to track the Lehman Index, and to invest no more than 25% of the Fund's total assets in any one industry.

123. Defendants, in violation of the covenant of good faith and fair dealing, engaged in speculation with the Fund's assets by investing more than 25% of the Fund's total assets in CMO securities that were not contained in the Lehman Index.

124. By virtue of the wrongful conduct of defendants, plaintiff and the members of the Class sustained money damages in connection with their ownership of shares in the Fund.

COUNT V:

THIRD PARTY BENEFICIARY OF THE INVESTMENT ADVISORY AGREEMENT (ON BEHALF OF THE CLASS AGAINST THE INVESTMENT ADVISOR)

125. Plaintiff repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein.

126. The Investor Advisor managed the investments of the Fund pursuant to an Investment Advisory Agreement between the Investor Advisor and the Trust.

127. The Investment Advisory Agreement required the Investment Advisor, among other things, to manage the Fund consistent with the Fund's fundamental investment objectives and policies.

128. The shareholders of the Fund were third party beneficiaries of that Agreement. Class members were known and intended beneficiaries of the Investment Advisory Agreement.

129. Inasmuch as the Trust issues and redeemed shares of the Fund on a daily basis at its reported NAV, if the Investment Advisor managed the Fund in a manner that was inconsistent with the Fund's fundamental investment objectives and policies, the Fund's shareholders would be subject to direct financial injury.

130. The Investor Advisor breached the terms of its Investment Advisory Agreement with the Trust by failing to manage the Fund's assets in a manner consistent with the Fund's fundamental investment objectives and policies by investing in securities, including non-agency CMOs, which deviated from the securities contained in the Index, and by concentrating greater than 25% of the Fund's assets in non-agency CMOs.

131. Class members suffered actual and direct financial damages as a result of the Investment Advisor's failure to manage the Fund's assets in a manner consistent with the Fund's fundamental investment objectives and policies.

COUNT VI:

VIOLATIONS OF THE CALIFORNIA BUS. & PROF. CODE §§ 17200 ET SEQ. ON BEHALF OF NORTHSTAR (ON BEHALF OF NORTHSTAR AGAINST BOTH DEFENDANTS)

132. Plaintiff repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein.

133. This Count is asserted by Northstar against the Trust and the Investment Advisor.

134. Defendants engaged in "unlawful" business acts and practices in violation of the UCL by violating federal law, and state common law, including but not limited to Section 13(a) of the Investment Company Act, breach of contract, and breach of fiduciary duties. Northstar reserves the right to identify additional violations of California and/or federal law by the Fund caused by these defendants as further investigation and discovery warrants.

135. Northstar was a Schwab independent investor advisor that was paid a management fee based on the reported asset values of its clients' Schwab accounts on a quarterly basis. Northstar's method of compensation was common among Schwab independent investment advisors. Defendants had actual knowledge that Schwab independent investment advisors were compensated on this basis..

136. Defendants knew that by causing the Fund to deviate from its fundamental investment objectives and policies, defendants would cause investors in the Fund, as well as Schwab independent investor advisors such as Northstar, who purchased shares of the Fund for their clients, to suffer financial harm.

137. All of the wrongful conduct alleged herein occurred and continues to occur in the conduct of these defendants' businesses. These defendants' wrongful conduct is part of a pattern or generalized course of conduct that has been repeated in the State of California on a continuing basis. The defendants' conduct thus impacts the public interest.

138. As a proximate result of the defendants' wrongful conduct, Northstar sustained money damages in connection with losses in the Fund's value that resulted from the Fund's deviation from its stated fundamental investment policies.

139. Northstar's claim is derivative of the Class's claims in that Northstar will be

required to prevail on the Class's claims in order to prevail on its claim, individually.

140. Northstar requests that this Court enter such orders and judgments as may be necessary to restore to any person in interest any money that may have been acquired by means of such unfair competition, as provided in California Business & Professions Code §§ 17203 and Civil Code § 3345, and for such relief as set forth in the Prayer for Relief.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying plaintiff Northstar as a representative of the Class under Rule 23 of the Federal Rules of Civil Procedure;

B. Appointing Wolf Popper LLP and Greenbaum Rowe Smith & Davis LLP as Class Counsel;

C. Awarding compensatory damages in favor of plaintiff and the members of the Class against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Disgorging from defendants for the benefit of the Class any management or other fees forfeited by Defendants' deviation from the Fund's fundamental investment objectives;

E. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

F. Awarding recessionary damages; and

G. Such equitable, injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiff hereby demands a trial by Jury.

Dated: March 2, 2009

By: /s Christopher T. Heffelfinger
CHRISTOPHER T. HEFFELFINGER (118058)

Joseph J. Tabacco, Jr. (75484)
James C. Magid (233043)
BERMAN DEVALERIO
425 California Street, Suite 2100
San Francisco, CA 94104
Telephone: 415.433.3200
Facsimile: 415.433.6382

Local Counsel

Robert C. Finkel (admitted *pro hac vice*)
WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
Telephone: 212.759.4600
Facsimile: 212.486.2093

Marc J. Gross (admitted *pro hac vice*)
GREENBAUM ROWE SMITH & DAVIS LLP
75 Livingston Street, Suite 301
Roseland, NJ 07068
Telephone: 973.535.1600
Facsimile: 973.535.1698

Attorneys for Plaintiff Northstar Financial Advisors, Inc.

Branch 16
811-6200

Joseph J. Tabacco, Jr. (75484)
jtabacco@bermandevalerio.com
Christopher Heffelfinger (118058)
cheffelfinger@bermandevalerio.com
Anthony D. Phillips (259688)
aphillips@bermandevalerio.com
BERMAN DEVALERIO
One California Street, Suite 900
San Francisco, CA 94111
Telephone: 415.433.3200
Facsimile: 415.433.6382

Attorneys for Plaintiff Northstar Financial Advisors, Inc.

[Additional Counsel on Signature Page]

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

NORTHSTAR FINANCIAL ADVISORS, INC., on Behalf of Itself and all Others Similarly Situated, Plaintiff, v. SCHWAB INVESTMENTS; and MARIANN BYERWALTER, DONALD F. DORWARD, WILLIAM A. HASLER, ROBERT G. HOLMES, GERALD B. SMITH, DONALD R. STEPHENS, MICHAEL W. WILSEY, CHARLES R. SCHWAB, RANDALL W. MERK, JOSEPH H. WENDER and JOHN F. COGAN as TRUSTEES OF SCHWAB INVESTMENTS; and CHARLES SCHWAB INVESTMENT MANAGEMENT, INC. Defendants.	Case No. 08-cv-04119 LHK CLASS ACTION **SECOND AMENDED CLASS ACTION COMPLAINT** JURY TRIAL DEMANDED

Plaintiff, for its Second Amended Class Action Complaint, alleges the following upon personal knowledge as to itself and its own acts, and upon information and belief as to all other matters, based upon the investigation made by its attorneys, which included a review of

Securities and Exchange Commission ("SEC") filings, news reports and other publicly available materials.

NATURE OF THE ACTION

1. This action is brought by Northstar Financial Advisors, Inc., individually, and on behalf of persons who owned shares of the Schwab Total Bond Market Fund (the "Fund" or "Index Fund") (Ticker: SWLBX) at any time from August 31, 2007 through February 27, 2009, and were damaged thereby.

2. This action is brought against Schwab Investments, the members of the Board of Trustees of Schwab Investments, and Charles Schwab Management, Inc. for violating shareholders' rights and causing the Fund to deviate from its fundamental investment objective to "seek to track the investment results" of the Lehman Brothers U.S. Aggregate Bond Index (the "Index") (Ticker: LBUSTRUU) "through the use of an indexing strategy."

3. The Fund deviated from its stated investment objective by investing a material percentage of its portfolio in high risk non-U.S. agency collateralized mortgage obligations ("CMOs"). The non-U.S. agency CMOs were not part of the Lehman Index and were substantially more risky than the U.S. agency securities and other instruments that comprised the Index.

4. The Fund also deviated from its stated fundamental investment objective by investing more than 25% of its total assets in U.S. agency and non-agency mortgage-backed securities and CMOs. The Fund's investment objectives prohibited any concentration of investments of "25% or more of the value of the total assets in any industry" (other than if necessary to track the Index).

5. Defendants' deviation from the Fund's investment objective exposed the Fund and its shareholders to tens of millions of dollars in losses stemming from a sustained decline in the value of non-agency mortgage-backed securities. The Fund's deviation from its stated investment objective caused investors to suffer a negative 12.64% differential in total return for the Fund compared to the Index for the period August 31, 2007 through February 27, 2009,

consisting of a negative total return of 4.80% for the Fund compared to a positive total return of 7.85% for the Index over that same period (including interest payments).

JURISDICTION AND VENUE

6. This Court has jurisdiction over the subject matter of this action under 28 U.S.C. §§1332(d)(2) and 1367. The plaintiff is diverse from at least one of the defendants and the amount in controversy exceeds $5 million.

7. Venue is properly laid in this District under 28 U.S.C. § 1391(b). Many of the acts giving rise to the violations of law complained of herein, including the dissemination to shareholders of the Registration Statements, Proxy Statements, and Prospectuses referenced herein occurred in this District.

PARTIES

8. Plaintiff Northstar Financial Advisors, Inc. ("Northstar") is a New Jersey corporation with offices at 46 Beachmont Terrace, North Caldwell, NJ 07006.

9. Northstar is a registered investment advisory and financial planning firm serving both institutional and individual clients. Northstar manages both discretionary and non-discretionary accounts on behalf of investors in its role as an investment advisor.

10. With respect to its discretionary accounts, which form approximately 50% of its assets under management, Northstar retains discretion over investment decisions.

11. Northstar had at all relevant times herein purchased and sold securities on behalf of its clients as an independent investment advisor through Charles Schwab's Institutional Advisor Platform.

12. Northstar, in purchasing and/or selling shares in the Fund, relied on defendants' contractual and fiduciary obligations with respect to the Fund's investment objectives and policies.

13. On or about August 31, 2007, Northstar had 239,290 shares of the Fund under its management.

14. Northstar operates under a fee-based structure based on the total value of assets under management. Northstar is customarily paid on a quarterly basis a .5% to 1.0%

annualized management fee based on the valuation of assets under management, including the reported net asset value ("NAV") of the shares of the Fund under Northstar's management. Northstar suffered actual financial injury from the diminution of its management fee as a result of the underperformance of the Fund against the Index subsequent to August 31, 2007.

15. By way of Assignment of Claim, dated December 8, 2008 (the "Assignment"), Henry Holz, a client of Northstar who owned 4,181.093 shares of the Fund as of August 31, 2007, assigned to Northstar "all of the Assignor's right, title and interest in any claim that the Assignor has or could have against Schwab Investments, Charles Schwab & Co., Inc., Charles Schwab Investment Management, Inc. and Schwab Total Bond Market Fund …." The Assignment of Claim was amended on September 28, 2010 to include claims asserted against the Trustees of Schwab Investments.

16. Defendant Schwab Investments, at all relevant times since at least 1997, has had its headquarters at 101 Montgomery Street, San Francisco, CA 94104. Schwab Investments is an investment trust (the "Trust" or "Schwab Trust"), organized under Massachusetts law and is a registered investment company under the Investment Company Act of 1940 (the "ICA" or "Investment Company Act"). The Trust consists of a series of mutual funds, including the Fund.

17. The Schwab Trust is an affiliate of and subject to the control of The Charles Schwab Corporation (the "Schwab Corp."), and defendant Charles Schwab, individually ("defendant Schwab").

18. The Schwab Trust is a legal fiction in that it owns no assets and has no employees. Rather, the Schwab Trust contracts out all its management and operation functions to other "Schwab" companies affiliated with the Schwab Corp.

19. The Schwab Trust is managed by a Board of Trustees. The Trust and its Board of Trustees are responsible for filing with the SEC and disseminating to investors documents regarding the Fund. The Schwab Trust and its Board of Trustees are also responsible for supervising the Fund's investment advisor and monitoring the Fund's compliance with its stated investment objectives and policies. According to the Statements of Additional

Information made available to investors in the Index Fund, the Trustees of the Trust "are responsible for protecting shareholder interests."

20. Defendants Mariann Byerwalter, Donald F. Dorward, William A. Hasler, Robert G. Holmes, Gerald B. Smith, Donald R. Stephens, Michael W. Wilsey, Charles R. Schwab, and Randall W. Merk, were, according to the Fund's Prospectus dated November 15, 2007, the Trustees of the Fund as of August 31, 2007. The following chart identifies each Trustee as of August 31, 2007, the Trustee's length of service, the number of discrete portfolios in the Schwab fund complex that the Trustee oversaw (with the Fund being one such portfolio), and the Trustee's annual compensation derived as a Trustee of Schwab taxable and tax-free mutual funds:

Name of Trustee	Years of Service	Portfolios Overseen	Annual Compensation
Byerwalter, Mariann	Since 2000	70	$230,642
Dorward, Donald F.	Since 1989	59	$202,775
Hasler, William A.	Since 2000	70	$230,642
Holmes, Robert G.	Since 1989	59	$202,775
Smith, Gerald B.	Since 2000	59	$202,775
Stephens, Donald R.	Since 1989	59	$202,775
Wilsey, Michael W.	Since 1989	59	$202,775
Schwab, Charles R.	Since 1989	59	N/A
Merck, Randall W.	Since 2005	70	N/A

21. According to the Amended Prospectus dated June 13, 2008, defendants Joseph H. Wender and John F. Cogan joined the Board of Trustees in 2008, replacing defendants Holmes and Dorward as Trustees. The Trustee defendants are referred to herein in the aggregate as the Trustees.

22. The Fund's shareholders and shareholders of other Schwab mutual funds are not required to vote annually or periodically on appointment of Trustees. Rather, those Trustees

may be selected by, or selected with the acquiescence of, defendant Schwab and the Schwab Corp. as controlling persons of the Trust.

23. Each Trustee serves with respect to all or substantially all the Schwab mutual funds, and the Investment Advisor is the investment manager for all the Schwab mutual funds.

24. Although the Schwab Trust and the Schwab Trustees were responsible for reviewing the performance and fees of the Investment Advisor (as defined below) on an annual basis, in fact, no Schwab Trust or trustee has ever selected a non-Schwab entity as a Schwab fund's investment manager. Rather, the Trust and Trustees merely serve to rubber-stamp the determinations made by the Schwab Corp. and defendant Schwab.

25. Because Trustee-defendants Schwab and Merk are interested trustees employed by the Schwab Corp., their compensation is not paid by the Schwab Trust, but rather by the parent corporation or other affiliates of the Schwab Corp. Defendant Charles Schwab was paid cash compensation for 2007 of $6.6 million for his services as Chairman and CEO of the Schwab Corp.

26. Defendant Schwab founded the Schwab Corp. in 1971, and has served as its Chairman since 1978. Defendant Schwab has also served as Schwab Corp.'s CEO at various times, including from 2004 through October 2008.

27. According to the Schwab Corp.'s Proxy Statement dated May 13, 2010, defendant Schwab owns approximately 200 million shares, or approximately 17.0% of the outstanding common stock of the Schwab Corp. That Proxy Statement recites that defendant Schwab's "vision continues to drive the company's growth."

28. Defendant Schwab is also identified in the Proxy Statement as Chairman and trustee of The Charles Schwab Family of Funds and Schwab Investments, among other Schwab related entities.

29. Defendant Schwab, by virtue of his stock ownership in the Schwab Corp. and his positions as Chairman and trustee of the Schwab Corp. and affiliated entities, is considered a controlling person of the Schwab Corp. and its affiliated entities.

30. Defendant Charles Schwab Investment Management, Inc. (the "Schwab Advisor"), at all relevant times since at least 1997), has had its headquarters at 101 Montgomery Street, San Francisco, CA 94104. The Schwab Advisor is the investment advisor to the Fund. The Schwab Advisor receives a management fee from the Fund. The Schwab Advisor's management fee is 0.25% of the Fund's net assets, or approximately $3.5 million per year. In addition, the Index Fund incurs 0.28% of net assets in other expenses, for a total annual operating expense of 0.53%. The Schwab Advisor is responsible for preserving shareholders' voting rights and adhering to the Fund's stated investment objectives and policies. The Investment Advisor is organized under Delaware law. The Investment Advisor is wholly owned by the Schwab Corp., and is under the control of the Schwab Corp. and defendant Schwab.

31. The Index Fund is a series of the Schwab Trust and a member of the Charles Schwab Family of Funds. The Index Fund is managed by the Schwab Trust and advised by the Schwab Advisor.

32. The Index Fund issues redeemable securities. Sales of the shares of the Index Fund can only be made by the Schwab Trust to investors pursuant to a Registration Statement and Prospectus filed with the SEC. Investors in the Schwab Fund cannot sell or trade shares among themselves.

33. Each investor in the Fund has an individual, indivisible interest in the assets of the Fund based on the ratio of its shares to the total number of shares outstanding. Investors in the Fund can buy or sell shares on a daily basis. The value of the Fund's shares is computed daily by taking the assessed market value of all portfolio securities, adding the assessed value of other assets and liabilities, and dividing the result by the number of shares outstanding. The Index Fund reports its portfolio holdings to investors on a semi-annual basis in reports issued as of August and February. The Index Fund also reports its portfolio holdings as of May and November in Form N-Q filings with the SEC, which are not mailed to investors. The Fund does not report the dates or prices at which it purchases or sells securities.

34. The Schwab Trust at times refers to itself and its affiliated companies as "Schwab" and to the Index Fund and other Schwab mutual funds under the tradename "the SchwabFunds," or as members of the Schwab "Family of Funds" or the "Schwab mutual fund complex."

CLASS ACTION ALLEGATIONS

35. Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3), individually and on behalf of a class consisting of all person or entities who owned shares of the Fund at any time from August 31, 2007 through February 27, 2009, and suffered damages as a result thereof (the "Class"). Excluded from the Class are the defendants herein, any subsidiaries or affiliates of the defendants in which defendants or its affiliates have a controlling ownership interest, officers and directors of any of the defendants, heirs, successors and assigns of any of the defendants or their officers and directors, and any entity in which any defendant has a controlling ownership interest.

36. August 31, 2007 is the last date of the fiscal year prior to the Fund's performance first deviating from the Lehman Index. February 27, 2009 is the approximate date by which the Fund reverted back to its required fundamental investment policy to seek to track the Lehman Index through the use of an indexing strategy.

37. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of members of the Class is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, the Fund had over $1.5 billion in assets as of August 31, 2007, and approximately 150 million shares outstanding. Plaintiff thereby concludes that there are thousands of members located throughout the United States in the proposed Class. Record owners and other members of the Class may be identified from records maintained by defendants or other affiliated Schwab entities and may be notified of the pendency of this action by mail.

38. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of state law that is complained of herein.

39. Northstar has standing to pursue this claim for money damages as assignee of Holz's claim and in its own right because it suffered direct financial injury as a result of the Fund's deviation from its stated fundamental investment objectives and policies (and other claims alleged herein). Northstar's financial injury and entitlement to recovery are derivative of the Class' claims. Northstar cannot prove its own financial injury and entitlement to recovery without first proving the Class' financial injury and entitlement to recovery.

40. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class litigation.

41. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether the Schwab Trust or the Schwab Advisor caused the Index Fund to deviate from an investment objective or policy that could only be changed by a shareholder vote;

(b) Whether the Schwab Trust or the Schwab Investment Advisor were obligated to cause the Fund to track the Lehman Brothers U.S. Aggregate Bond Index using an indexing strategy;

(c) Whether the Index Fund's investments tracked the Lehman Brothers U.S. Aggregate Bond Index using an indexing strategy;

(d) Whether the Schwab Trust or Investment Advisor concentrated investments in the Fund in excess of 25% of its total assets in any one industry;

(e) Whether non-agency mortgage-backed securities comprise one or more than one "industry;"

(f) Whether agency and non-agency mortgage-backed securities comprise one or more than one "industry;"

(g) Whether members of the Class are third party beneficiaries of the investment advisory contract between the Schwab Trust and the Schwab Advisor;

(h) Whether the Schwab Trust or the Schwab Advisor owed members of the Class fiduciary duties;

(i) Whether the Schwab Trust or the Schwab Advisor violated fiduciary duties to Class members; and

(j) Whether the members of the Class have sustained damages, and, if so, what is the proper measure thereof.

42. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. As the damages suffered by any individual Class member may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to redress individually the wrongs done to them. There will be no difficulty in managing this action as a class action.

SUBSTANTIVE ALLEGATIONS

Background and History Prior to the 1997 Shareholder Vote

43. The Schwab Total Bond Market Fund was initiated by the Schwab Trust on March 5, 1993 under a predecessor name – the Schwab Long-Term Government Bond Fund (the "Government Bond Fund") – as an actively managed bond fund.

44. According to the Prospectus for the Government Bond Fund, dated December 30, 1994, as amended June 30, 1995, the "investment objective" of the Government Bond Fund was "to provide a high level of current income consistent with preservation of capital by investing primarily in securities issued or guaranteed by the United States Government, its agencies or instrumentalities and repurchase agreements covering those securities."

45. The June 30, 1995 Prospectus also stated that "[the] Fund's investment objective … is fundamental and cannot be changed without approval by holders of a majority of the Fund's outstanding voting shares."

46. The Prospectus added that "U.S. Government Securities are generally viewed by the Investment Manager as being among the safest of debt securities with respect to the timely payment of principal and interest[.]"

47. Schwab was unable to successfully market the Government Bond Fund.

48. As of August 31, 1997, after more than four years of operations, the Government Bond Fund only had $24.8 million in investment assets.

The Formation of the Schwab Total Bond Market Index Fund

49. On July 25, 1997, the Schwab Trust mailed to investors in the Government Bond Fund a Proxy Statement on SEC Form 14A with respect to a shareholder vote "[t]o amend [the] Fund's fundamental investment objective resulting in changing the Fund from [a] Government bond fund[ ] to [a] bond index fund[ ] that would include Government and other fixed income securities." The Proxy Statement stated that "[t]he changes proposed will give your Fund the opportunity to take advantage of the many benefits offered by an indexing strategy, including a more diversified bond portfolio."

50. The Proxy Statement informed investors that the Board of Trustees of the Fund was proposing to change the Fund's then-existing investment objective from attempting "to provide a high level of current income consistent with preservation of capital by investing primarily in securities issued or guaranteed by the U.S. Government" to a "proposed investment objective … to attempt to provide a high level of current income consistent with preservation of capital by seeking to track the investment results of a particular bond index through the use of an indexing strategy."

51. The Proxy Statement added that "[i]f its proposed investment objective is approved, the Total Bond Fund would invest in a portfolio of fixed-income securities that seeks to track the Lehman Brothers Aggregate Bond Index."

52. The Proxy Statement listed, as Proposal 2, "Amending Each Funds' Fundamental Investment Objective," gave a detailed description of the meaning and significance of the proposed amendments and formed the terms of a contract to provide shareholders with voting rights in that those "fundamental investment objectives" were only changeable by shareholder vote.

53. The Lehman Index was described in the Proxy Statement as "a broad market-weighted index which encompasses the following classes of investment grade fixed-income

securities: U.S. Treasury and agency securities, corporate bonds, international (dollar-denominated) bonds, agency mortgage-backed securities, and asset-backed securities."

54. The Lehman Index is a proprietary Lehman Brothers index, consisting of over 9,000 separate instruments whose exact composition is not generally available to investors. The composition of the Index changes from time-to-time.

55. Because the individual bonds in the Lehman Index may be illiquid and cannot be (at least at times) purchased at efficient prices, the Proxy Statement explained that the Index Fund would not necessarily purchase the bonds that were part of the Index but rather would purchase bonds that "closely approximated the Index's characteristics."

56. The Proxy Statement described the "investment process of indexing" and proposed "indexing strategy" by stating that the Fund "would be unable to hold all of the individual issues which comprise the [Index] because of the large number of securities in the [Index]," and would not necessarily hold securities that were part of the Index, but that the "Fund would hold a portfolio of fixed-income securities that is managed to closely approximate [the] Index's 'characteristics' of coupon rate, duration, sector, quality and optionality (or convexity)":

> If the proposed investment objective is approved, the Funds would not be managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based upon economic, financial, and market analyses and investment judgment. Instead, *the Investment Manager would utilize a "passive" or "indexing" investment approach, to attempt to track the investment performance of each Fund's Index through statistical sampling and other procedures*. The Funds would be unable to hold all of the individual issues which comprise the Indexes because of the large number of securities in the Indexes. *Each Fund would hold a portfolio of fixed-income securities that is managed to closely approximate its Index's "characteristics" of coupon rate, duration, sector, quality and optionality (or convexity).* [Emphasis added.]

57. The Proxy Statement assured investors that "[b]efore purchasing or selling a security, the Investment Manager would analyze each security's characteristics and determine whether purchasing or selling the security would help the Fund's portfolio approximate the characteristics of the Index":

> Before purchasing or selling a security, the Investment Manager would analyze each security's characteristics and determine whether purchasing or selling the security would help the Fund's portfolio approximate the characteristics of the

> Index. As a result, when the Fund's portfolio as a whole is considered, the Fund's performance and risk is expected to be similar to its Index's performance and risk.
>
> For example, with respect to the "sector characteristic," if U.S. Treasury and agency securities represent approximately 60% of an Index's interest rate risk, then approximately 60% of the respective Fund's interest rate risk would come from such securities. Similarly, if corporate bonds represent 20% of the Fund's interest rate risk, then they would represent approximately 20% of the Fund's interest rate risk. This technique is expected to enable each Fund to track the coupon income and price movements of its respective Index, while minimizing transaction, custodial and accounting costs.

58. The 1997 Proxy Statement represented that the Schwab Investment Manager would seek a 90% correlation between the Fund and the Index:

> Over the long term, the Investment Manager will seek a correlation between the performance of each Fund, as measured by its net asset value, including the value of its dividend and capital gain distributions, and that of its Index of 0.9 or better. A correlation of 1.0 would indicate perfect correlation, but since each Fund incurs operating expenses, unlike its respective Index, a perfect correlation is unlikely to be achieved. The Investment Manager will monitor the performance of each Fund versus that of its Index on a regular basis. If a tracking error develops, each Fund is rebalanced to help bring it in line with the Index. In the unlikely event that a correlation of 0.9 or better is not achieved, the Board of Trustees of a Fund will consider alternative arrangements.

59. The 1997 Proxy Statement described Schwab's rationale for proposing that the Fund be changed to an index fund and the Fund's appeal to passive investors who were seeking "broad bond portfolio diversification" and "a consistent investment style," as follows:

> Schwab has long been an advocate of indexing as an investment strategy. The Board of Trustees believes the proposed bond index funds will offer customers many benefits through the use of an indexing strategy. These benefits include: broad bond portfolio diversification, a consistent investment style, and potentially lower trading costs as a result of lower portfolio turnover and fewer transactions, over the long term. And, all other things being equal, lower costs can translate into higher returns.
>
> The objective of an index fund, unlike an actively managed fund, is to closely track the total return of a benchmark or index for a particular market, or market sector. Because both proposed Funds plan to invest in a larger number and broader range of bonds, the Funds should provide investors a more broadly diversified bond fund investment for their asset allocation plan. The proposed bond index funds could represent excellent choices for the core component of an investor's bond fund holdings and could fulfill the bond portion of an asset allocation plan, whether that plan calls for a longer-term or short-term bond fund.

60. The 1997 Proxy Statement stated that because investors would not be required to actively monitor and assess the investment selections of the Fund's Investment Advisor (which

was charged with the responsibility of following the Index), the bond index fund "should have a broader appeal to a larger number of investors."

> In addition, the Board of Trustees believes that the proposed bond index funds should have a broader appeal to a larger number of investors. This would permit the Funds to be marketed more effectively, creating economies of scale if assets grow. These economies could be achieved by spreading the Funds' fixed costs over a larger asset base, which would potentially lower the Funds' operating expenses.

61. The Proxy Statement sought to assure investors that the change to an indexing strategy would not increase the risk profile of the Fund (which at the time was holding approximately 100% of its assets in securities issued or guaranteed by the U.S. Government) because 80% of the Fund's assets would still be invested on a current basis in U.S. government or agency bonds, and given the then current composition of the Index, 15% of the portfolio would be invested in investment grade corporate bonds, 4% in international (dollar-denominated bonds), and 1% in asset-backed securities:

> As shown in the two preceding charts, as of June 30, 1997, both of the proposed index Funds would maintain significant positions in U.S. Treasury and agency, and agency mortgage-backed securities – 85.0% for the Short-Term Bond Market Index Fund and 80.0% for the Total Bond Market Index Fund.
>
> The non-U.S. Treasury/agency securities represented in both indices are all investment grade and quite diversified. As a result, both index Funds are expected to maintain relatively low levels of credit risk. However, given that U.S. Treasury and agency securities have the lowest credit risk compared to other types of fixed income securities, the portfolio management team anticipates that the proposed Funds would have a slightly higher level of credit risk than the current Funds.

62. The Proxy Statement added that bond securities issued by the U.S. government and its agencies were of the highest credit quality:

> The risks associated with U.S. Treasury and agency securities, generally considered the least risky form of fixed-income security in terms of credit risks, are detailed in the Funds' current prospectus.
>
> . . . .
>
> Although a higher return is expected from corporate bonds, these securities will generally not be of the same credit quality and risk as U.S. Treasury and agency securities because they are not issued or guaranteed as to principal and interest by the federal government or its agencies or instrumentalities.

63. The July 25, 1997 Proxy Statement also proposed a change (Proposal No. 3) in the Fund's "fundamental investment policies and investment restrictions" regarding concentration of investments.

64. Previously, the Fund's fundamental investment policies and investment restrictions barred investments of "25% or more of the value of its total assets ... in any industry" (excluding investments in U.S. government, agency, or instrumentality securities):

> Each Fund may not:
>
> Purchase securities (other than securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities) if, as a result of such purchase, 25% or more of the value of its total assets would be invested in any industry. Securities issued by governments or political subdivisions or authorities of governments are not considered to be securities subject to this industry concentration restriction.

65. The proposed change incorporated the definition of "concentration" under the Investment Company Act of 1940, and gave the Fund discretion to concentrate investments of greater than 25% of total assets in any industry only if necessary to track the Lehman Index:

> Each Fund may not concentrate investments in a particular industry or group of industries, or within one state (except with respect to the Total Bond Market Index Fund and the Short Term Bond Market Index Fund, to the extent that the index which each Fund seeks to track is also so concentrated) as concentration is defined under the Investment Company Act of 1940 or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time.

66. The rationale for the proposed change, according to the Proxy Statement, was to incorporate the SEC's interpretation of the term "concentration" from the Investment Company Act of 1940 (which at the time was and remains 25%) to give the Fund greater flexibility in the event of future SEC changes in interpretation:

> The current self-designated restriction specifically limits a Fund's investments to less than 25% of a Fund's total assets in a particular industry. Under the Proposal, this current self-designated restriction will be eliminated and replaced by a more flexible proposed restriction. The proposed restriction would continue to prevent each Fund from "concentrating" its investments in a single industry or in a state, except if the Index that the Fund tracks is "concentrated" in a particular industry or state. Further, to provide flexibility, the concept of "concentration" in a Fund's proposed restriction is articulated so as to always track the current meaning of "concentration" under the 1940 Act.
>
> At present, "concentration" is interpreted under the 1940 Act in a manner consistent with each Fund's current self-designated restriction (25% or more).

> However, in order to achieve greater flexibility (if for instance the percentage limitation were to be changed by the SEC), the proposed restriction would eliminate the specific percentage reference and instead define the term "concentration" with respect to the meaning conferred under the 1940 Act. Because the present interpretation of the percentage limit of "concentration" under the 1940 Act is the same as the current concentration restriction, it is not expected that there would be any immediate impact on a Fund's operations as a result of approving this aspect of the proposed concentration restriction. Any future change in operations would occur only if the SEC staff changed its interpretation of what constitutes "concentration."

67. There has been no subsequent change in the SEC's interpretation of what constitutes "concentration."

68. On September 25, 1997, the Schwab Trust filed a Prospectus Supplement with the SEC reporting that the shareholders of the Schwab Government Fund and shareholders of the Schwab Short/Intermediate Government Bond Fund had approved Proposal Nos. 2 and 3, including the "[a]mendment of each Fund's Fundamental investment objective resulting in changing each Fund from a Government bond fund to a bond index fund that would include Government and other fixed income securities."

69. The Prospectus Supplement emphasized further that "[a]s a result of the shareholder vote, each Fund's fundamental investment objective is amended to allow each Fund to pursue an indexing strategy":

> As a result of the amendment referenced in Item No. 1 above, as of November 1, 1997, the name of the Schwab Short/Intermediate Government Bond Fund will be changed to the Schwab Short-Term Bond Market Index Fund, and the name of the Schwab Long-Term Government Bond Fund will be changed to the Schwab Total Bond Market Index Fund. As a result of the shareholder vote, each Fund's fundamental investment objective is amended to allow each Fund to pursue an indexing strategy. The Schwab Short-Term Bond Market Index Fund will seek to track the Lehman Brothers Short (1-5) Government/Corporate Index and the Schwab Total Bond Market Index Fund will seek to track the Lehman Brothers Aggregate Bond Index. Each index is market-weighted and designed to track the performance of broad segments of the bond market.

70. The Proxy Statement imposed detailed contractual obligations on the Schwab Trust and the Schwab Advisor on how the Fund would be managed. The Proxy Statement also created voting rights on behalf of the Fund's existing and future shareholders in that the investment objectives and fundamental policies could not thereafter be changed without a majority shareholder vote.

71. Defendants' contractual obligations to "seek to track" the Index "through the use of an indexing strategy," and investors' voting rights, were fundamental to the Index Fund's shares and appurtenant to each subsequent share issued by the Schwab Trust.

72. The Registration Statements and Prospectuses dated November 1, 1997 and as amended January 15, 1998 for the Total Bond Fund and the Schwab Short-Term Total Bond Market Index Fund, issued shortly after the 1997 shareholder vote, reiterated the Index Fund's fundamental indexing strategy "to track" a bond index "through the use of an indexing strategy" and that the terms of that undertaking could only be modified by shareholder vote:

> INVESTMENT OBJECTIVES:
>
> Each Fund's investment objective is to attempt to provide a high level of current income consistent with preservation of capital by seeking to track the investment results of a particular bond index through the use of an indexing strategy.
>
> Each Fund's investment objective is fundamental, which means that it may be changed only by vote of a majority of a Fund's shareholders.

73. That same recitation of the Fund's investment objective was contained in subsequent Prospectuses for the Fund (dated March 17, 1998, November 4, 1998), as well as in Statements of Additional Information incorporated by reference into those and subsequent Prospectuses.

74. A Statement of Additional Information (or "SAI") contains a more comprehensive discussion of material facts than is contained in a Prospectus.

75. In Prospectuses issued by the Schwab Trust with respect to the Fund, including Prospectuses dated November 13, 2003; November 15, 2004; November 15, 2005; November 15, 2006; November 15, 2007; and November 15, 2007, as amended June 13, 2008, defendants prominently reported in large type-face at the front of the Prospectus that the Fund was "designed to offer high current income by tracking the performance of the Lehman Brothers U.S. Aggregate Bond Index" and was "intended for investors seeking to fill the fixed income component of their asset allocation plan":

> THE SCHWAB TOTAL BOND MARKET FUND TM is designed to offer high current income by tracking the performance of the Lehman Brothers U.S. Aggregate Bond Index. The fund invests primarily in a diversified portfolio of

> investment-grade debt instruments. The fund is intended for investors seeking to fill the fixed income component of their asset allocation plan.

76. These Prospectuses added with respect to the Index Fund's fundamental investment policies that:

> The STATEMENT OF ADDITIONAL INFORMATION (SAI) includes a more detailed discussion of investment policies and the risks associated with various investments. The SAI is incorporated by reference into the prospectus.

77. The Statement of Additional Information attached to the November 15, 2003 Prospectus – and all Statements of Additional Information, issued by the Trust with respect to the Fund, including the SAIs dated November 15, 2005 and November 15, 2006 – reaffirmed investors' contractual voting rights and that the Index Fund would continue to track the Index until that investment objective was changed by shareholder vote:

> Each fund's investment objective is to attempt to provide a high level of current income consistent with preservation of capital by seeking to track the investment results of a particular bond index through the use of an indexing strategy.
>
> * * *
>
> The indexes are the Lehman Brothers Mutual Fund Short (1-5 Year) U.S. Government/Credit Index for the Schwab Short-Term Bond Market Fund (the Short-Term Index), and the Lehman Brothers U.S. Aggregate Bond Index for the Schwab Total Bond Market Fund (the U.S. Aggregate Bond Index).
>
> * * *
>
> Each fund's investment objective may be changed by vote of a majority of its outstanding voting shares.

78. Schwab actively marketed the Index Fund to investors, on its website (www.schwab.com) and elsewhere as an index fund. For example, Schwab, in its "On Investing" magazine for "Spring 2006," described as "The Financial Journal of the Charles Schwab Corporation," identified the "Schwab Total Bond Market Fund" as a "Bond Index Fund" and compared its performance to the Dreyfus Bond Market Index Fund.

79. Similarly, Schwab's "Mutual Fund Report Card," available on Schwab's website, as of July 31, 2008, referred to the Fund, and continues to refer to the Fund, as an "Index Fund."

80. The Index Fund's conversion to an indexing strategy was a great success for Schwab, as net assets increased from $24 million as of August 31, 1997 to approximately $1.5 billion as of August 31, 2007.

81. The Schwab Trust, in the August 31, 1998 Annual Report to shareholders (and repeated in subsequent annual and semi-annual reports to shareholders, including the semiannual report dated February 29, 2000) reiterated the conservative nature of the Index Fund's indexed securities:

> Schwab's Bond Index Funds seek to track the total returns of broadly diversified bond indices. And because index funds generally result in lower portfolio turnover and fewer transactions—and therefore lower trading costs—you could potentially realize higher returns.
>
> In addition to some of the same benefits of equity index funds, including broad diversification, lower expenses, consistent investment style and straightforward choices, bond index funds can also provide the added benefit of high credit-quality investments. Schwab's Bond Index Funds are designed to maintain high credit-quality standards because the indices they seek to track primarily comprise U.S. Treasuries, government agency securities and government agency mortgage-backed securities; the remaining bonds in the indices are investment-grade corporate bonds rated AAA through BBB, the four highest credit ratings.

82. The government agency mortgage-backed securities referenced in the Fund's SEC documents (including the June 1997 Proxy) and included in the Lehman Index were issued by the Governmental National Mortgage Association ("Ginnie Mae"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). Ginnie Mae, Fannie Mae, and Freddie Mac are U.S. Government agencies (also known as Government Sponsored Enterprises ("GSEs")) established by Congress to facilitate residential mortgage loans.

83. The GSEs purchased and securitized mortgage loans that met established criteria for creditworthiness.

84. The government agency mortgage-backed securities referenced in the 1997 Proxy as contained in the Index were fixed income pass-through securities, in which all principal and interest on the underlying mortgages is passed through to the mortgage-backed securities investor.

85. The type of securities that could be acquired by those agencies are restricted by their government charters.

86. Ginnie Mae benefits from an express U.S. Government guarantee of payment on its securities.

87. Both Fannie Mae and Freddie Mac benefit from an implied U.S. Government guarantee of payment on their securities by virtue of their status as U.S. chartered institutions.

88. The mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac, and maintained in the Lehman Index, had the highest credit quality among mortgage-backed securities.

89. The Statement of Additional Information dated May 6, 2002, reported that the Fund had changed its name to the Schwab Total Bond Market Fund:

> Prior to May 6, 2002, . . . Schwab Total Bond Market Fund was named Schwab Total Bond Market Index Fund.

90. This Statement of Additional Information was not mailed to investors. No explanation was given by given by Schwab Trust or Investment Advisor for the change in name. Upon information and belief, the Schwab Trust was required by the SEC to delete the word "Index" from the Fund name because the Fund's fundamental investment objective did not require the Fund to own the actual securities that were part of the Index but rather only to own those securities that "closely approximated the Index's characteristics."

91. The change in Fund name was not approved by Fund shareholders and had no consequence to investors' contractual voting rights with respect to the Fund's fundamental investment objectives.

92. The May 6, 2002 Statement of Additional Information, incorporated by reference into the May 6, 2002 Prospectus, and each subsequent (and previous) SAI, incorporated by reference into each subsequent (and previous) Prospectus, continued to state that shareholders' voting rights and the Fund's investment objective were unchanged and could only be changed by a majority shareholder vote, which had not occurred:

> Each fund's investment objective is to attempt to provide a high level of current income consistent with preservation of capital by seeking to track the investment results of a particular bond index through the use of an indexing strategy.
>
> * * *
>
> Each fund's investment objective may be changed by vote of a majority of its outstanding voting shares.

93. From August 31, 1997 through August 31, 2007, the Fund substantially performed in a manner that was consistent with the Index, returning an annualized rate of 5.75% compared to 6.04% for the Index -- within the 10% deviation anticipated by the Investment Manager.

94. As stated in the Fund's annual and semi-annual reports, this degree of deviation between the Fund and the Index occurred "mainly because, unlike the Index, the Fund incurs operating expenses and trading costs and must keep a small part of its assets in cash for paying expenses and processing shareholder orders."

The Fund Substantially Deviates From Its Stated Investment Objective

95. The Fund first reported a material performance deviation from the Index in its Semi-Annual Report for the period ended February 27, 2008, filed with the SEC on May 6, 2008:

> The Schwab Total Bond Market Fund returned 3.41% underperforming Lehman Brothers U.S. Aggregate Bond Index, which was up 5.67%. Risk aversion and forced selling in the fixed income market, combined with persistent volatility, impacted the fund as investors remained cautious of all non-Government securities irrespective of underlying credit quality. Under these conditions of extreme volatility, U.S. Treasuries outperformed all other fixed income securities.
>
> During the period, the financial markets experienced liquidity and confidence issues as the collapse of the subprime mortgage market and related credit turmoil cascaded into other sectors. Correspondingly, a reprising of risk premiums and a flight to quality across all segments of the fixed income market contributed to downward pricing pressure, with prices for many non-U.S. Treasury securities falling regardless of their quality or fundamentals. In order to maintain liquidity, many investors were forced to sell high quality assets at depressed prices. This selling pressure occurred at the same time demand for non-U.S. Treasury securities was weakest, and as a result prices were driven down even further.

96. Investors in the Fund, however, could not anticipate from this Report that the Fund would continue to deviate from the Index. Among other things, the Prospectus dated September 15, 2007 had stated that "the Fund primarily invests in a diversified portfolio of debt investments that is designed to track the performance of the Lehman Brothers U.S. Aggregate Bond Index" and that "[y]our investment follows the bond market, as measured by the index. The fund is designed to follow the performance of the index during upturns as well as

downturns." The November 15, 2007 Statement of Additional Information also reiterated that the Fund's "investment objective is to attempt to provide a high level of current income consistent with preservation of capital by seeking to track the investments results of [the Index] through the use of an indexing strategy."

97. In fact, the explanation given for the underperformance of the Index Fund compared to the Index, was the forced selling of securities into a weak bond market, rather than the violation of shareholders' voting rights and the deviation of the securities in the Fund from the Index.

98. The Schwab Trust had informed investors in the 1997 Proxy Statement that some volatility in the Fund against the Index may not be totally avoidable, and that "if a tracking error develops, each Fund is rebalanced to help bring it in line with the Index."

99. The Fund had also consistently tracked the Index for the prior decade since inception.

100. From 2002 until June 2008, Kimon Daifotis acted as the senior vice president and chief investment officer of the Investment Advisor, responsible for the overall management of the Fund. On June 13, 2008, Schwab Investments filed a Supplement to the Fund's Prospectus dated November 15, 2007, stating that Jeffrey Mortimer was then responsible for the overall management of the Fund. No explanation was given by defendants, in the Prospectus or elsewhere, for replacing Daifotis as Fund Manager. Investors were not informed that Daifotis had engaged in an investment strategy that was inconsistent with shareholders' voting rights and the Fund's stated investment objectives and policies.

101. The Fund's underperformance against the Index continued subsequent to February 27, 2008 as the Schwab Advisor sought to liquidate the non-agency CMOs into a weak bond market for high risk securities. From August 31, 2007 through February 27, 2009, the Fund experienced a negative total return of 4.80% compared to a positive 7.85% total return for the Index – a total underperformance of 12.64% in absolute terms (including interest payments).

102. The Fund's shares had closed on August 31, 2007 at $9.72 a share. Accordingly, the 12.63% differential in performance between the Index and the Fund is equivalent to damages per share of approximately $1.23.

103. The Fund's deviation in performance from the Index was caused by the Fund's investment of 27.3% of assets as of February 27, 2008 in non-agency collateralized mortgage obligations ("CMOs").

104. The CMOs in the Fund's portfolio were not issued by government agencies. Rather they were issued by financial institutions through subsidiaries and backed by residential loans that did not conform to the agencies' high loan underwriting requirements.

105. Moreover, non-agency CMOs purchased by the Investment Manager for the Fund represented tranches of mortgage-backed securities, such as principal only or interest only payments, and were significantly more risky than the agency-issued mortgage-backed securities that were part of the Index. Included in the Fund's portfolio were CMOs sponsored by such subprime lenders as Citigroup, Merrill Lynch, Countrywide, Bear Stearns, IndyBank, Lehman, and Washington Mutual.

106. This concentration of investments in mortgage backed securities was also in violation of the Fund's stated investment objectives that the Fund's assets not be concentrated more than 25% in any one industry (except as required by the Index).

107. The composition of the Lehman Index is proprietary and not publicly available. However, subsequent analyses of other bond index funds that represent that they track the Lehman Bros. Aggregate Bond Index indicates that as of February 27, 2008, the Lehman Government Index had a 0% weighting in non-agency mortgage-backed securities, and a 37% weighting in agency mortgage-backed securities.

108. Moreover, according to the February 28, 2008 Semi-Annual Report, the Fund was invested 45.4% in agency and non-agency mortgage backed securities.

109. The Fund's investment in non-agency CMOs violated shareholders' voting rights and the Fund's fundamental investment objective to "seek to track" the Index "through

the use of an indexing strategy." The non-agency CMOs did not "closely approximate" the "characteristics" of the securities in the Lehman Index.

110. By November 30, 2008, the Index Fund had lessened its exposure to non-agency CMOs to 3.4% of total assets. The liquidation of the non-agency CMO portfolio into an illiquid bond market for risky securities coincided with the further deviation in performance of the Fund.

111. Defendants have taken the position, as stated in the Statement of Additional Information dated November 15, 2007, as amended June 13, 2008 , to justify the Fund's over-concentration in non-agency mortgage-based securities and CMOs, that non-agency mortgage-backed securities "are not part of any industry for purposes of a fund's concentration policy":

> Based on the characteristics of mortgage-backed securities, the funds have determined that mortgage-backed securities issued by private lenders and not guaranteed by U.S. government agencies or instrumentalities are not part of any industry for purposes of a fund's concentration policy. This means that a fund may invest more than 25% of its total assets in privately-issued mortgaged-backed securities, which may cause the fund to be more sensitive to adverse economic, business or political developments that affect privately-issued mortgage-backed securities.

112. Defendants' determination that non-agency CMOs were not part of an "industry" was unreasonable, in violation of shareholders' voting rights, and inconsistent with the Fund's stated investment policy that was only changeable by shareholder vote. Defendants recognized, as stated in the November 15, 2007 Statement of Additional Information, as amended June 13, 2008 (quoted immediately above), that the non-agency investments "may cause the fund to be more sensitive to adverse economic, business or political developments that affect privately-issued mortgage-backed securities" and accordingly should be classified as within one industry.

113. Agency and non-agency CMOs are routinely considered to be part of an "industry" because they derive their value from real estate holdings.

114. Consistent with the 1997 Proxy Statement, defendants were not allowed to defeat shareholder's voting rights by creating unreasonable classifications of an "industry."

115. The Fund's investment in CMOs were made at a time when there was increased concern with the quality of mortgage lending.

116. For example, on June 28, 2007, the Department of the Treasury, Federal Reserve System, Federal Deposit Insurance Corporation, and National Credit Union Administration, issued a joint Statement on Subprime Mortgage Lending "to address subprime mortgage products and lending practices."

117. The Fund's investment in non-agency CMOs at this time, in light of all circumstances, was speculative, irresponsible and a gross deviation from the Fund's fundamental investment policies and a breach of the defendants' fiduciary duties.

118. The attached chart, prepared on a Bloomberg terminal, comparing the Schwab Fund's change in total return to the Lehman Index's change in total return over the period December 31, 2004 through February 27, 2009, demonstrates how closely correlated the Schwab Bond Fund was to the Index until approximately August 31, 2007 and how dramatically the Bond Fund deviated thereafter from the Index through February 27, 2009.


GRAB
EquityCOMP
Hit 1<GO> for Options, Hit <Page> for table.
COMPARATIVE RETURNS
Page 1/74
Range 12/31/04 - 2/27/09 Period D Daily 1519 Day Period
Securities Crncy Prc Appr Total Ret Difference Annual Eq
1 SWLBX US Equity USD -14.03 % 4.59 % -14.20 % 1.08 %
2 LBUSTRUU Index USD 18.79 % 18.79 %* 4.22 %
(* = No dividends or coupons)
SCHWAB-TOT BD-IV
BarCap UA TR Unh USD
25
20
15
10
5
0
-5
31MAR05 30JUN 30SEP 30DEC 31MAR06 30JUN 29SEP 29DEC 30MAR07 29JUN 28SEP 31DEC 31MAR08 30JUN 30SEP 31DEC
Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2009 Bloomberg Finance L.P.
1 02-Mar-09 10:54:18

119. The magnitude of under performance between the Fund and the Index was not the result of unforeseen economic circumstances, but rather the gross deviation by the Schwab Advisor from the Fund's stated investment objective, by investing 45.4% of the Fund's total assets in mortgage-backed-securities and 27.3% of the Fund's total assets in non-agency CMOs.

FIRST CAUSE OF ACTION

ON BEHALF OF THE CLASS FOR BREACH OF FIDUCIARY DUTY (ON BEHALF OF THE CLASS AGAINST ALL DEFENDANTS)

120. Plaintiff repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein. This Count is asserted against the Schwab Trust (Schwab Investments), the Schwab Advisor (Charles Schwab Investment Management, Inc.), and the Schwab Trustees. All defendants owed fiduciary duties to Class members.

121. This Count is asserted under California law. The relationship of Class members to the defendants is not as a shareholder to a corporation, but rather is akin to the relationship between an investor and its financial advisor. The Trust is a legal fiction in that it has no employees, assets, or management capabilities. Rather, it was created by and is subject to the control of the Schwab Corp. and defendant Schwab. The Schwab Trust does not act as an independent entity but rather as part of the Schwab affiliated companies. Investors' primary investment relationship is with the Schwab Advisor, which has the actual responsibility for managing the Fund's assets. Because the defendants and the controlling entities are headquartered in San Francisco, California and the principal activities of the defendants with respect to this Count took place in California, California has the principal interest in applying its law to this claim. Moreover, the Trust's Investment Advisory Agreement with the Schwab Advisor provides that California law shall apply. This Count is viable under Massachusetts law, as well.

122. Schwab Investments is a registered investment company and the sponsor of the Fund. Schwab Investments, through its Trustees and affiliates, was responsible for the oversight of the Fund's investments, the oversight of the activities of the Investment Advisor,

and the accuracy of Schwab Investments' SEC filings. The Schwab Trustees are responsible for discharging the obligations of the Trust. Schwab Investments and the Schwab Trustees were also responsible for preserving shareholders' voting rights and the Fund's compliance with its stated investment objectives. Schwab Investments and the Schwab Trustees had discretion to operate the Fund, subject to shareholders' voting rights and the Fund's stated fundamental investment policies, and Class members were reliant on Schwab Investments and the Schwab Trustees for the operations of the Fund.

123. The Trustees are liable to investors for gross negligence and reckless disregard of their obligations to protect shareholder interests and voting rights and to ensure that the Fund's assets were invested consistent with the Fund's stated fundamental investment objectives.

124. Schwab Investments and its Board of Trustees' fiduciary obligations to the Class were summarized in the Schwab Investments' Definitive Proxy Statement for the Fund, filed with the SEC on March 24, 2000, as follows:

> The Board of Trustees is responsible for protecting the interests of the funds' shareholders. The Board meets regularly to review the funds' activities, contractual arrangements and performance.

125. Indeed, Charles Schwab, personally, in his letter to shareholders appended to the August 31, 2007 Annual Report filed by Schwab Investments with the SEC, on behalf of all Schwab-related entities, thanked the Fund's shareholders for "entrusting us with their assets."

126. Schwab Investments further acknowledged in its August 31, 2007 Annual Report to Shareholders that "as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to their decision to approve an investment advisory agreement."

127. The Schwab Advisor had control of the property of the investors and a disparity of sophistication and access to data about the composition of the Index and the Fund's securities holdings.

128. The Fund's prospectus explains that the Investment Advisor provided advisory services in that it utilized discretion and control to "oversee[ ] the asset management and administration of the funds."

129. All defendants repeatedly assumed fiduciary obligations in SEC filings disseminated to shareholders and repeatedly thanked investors for placing their "trust" in Schwab. *See, e.g.,* Semiannual Report dated February 28, 2007 to Shareholders (Charles Schwab: "Thank you for placing your trust in SchwabFunds."); Annual Report to Shareholders dated August 31, 1998 and Semiannual Report to Shareholders dated February 28, 1999 (Charles Schwab: "We continue to do everything we can to warrant the trust you have placed in us."); Annual Report dated August 31, 1999 ("We continue to do our best to warrant the trust you have placed in us."); Semiannual Report dated February 28, 2002 (Charles Schwab: "Thank you for the trust that you have placed in SchwabFunds"); Annual Report, dated August 31, 2002 (Charles Schwab: "We appreciate your trust and will continue to work hard to earn it."); Semiannual Report dated February 28, 2003 (Charles Schwab: "Your continued trust and support mean a great deal to us, and it's our goal to respond to them by doing everything we can to help you meet your financial goals"; and Randall W. Merk (President and CEO of the Schwab Advisor): "Times of market volatility and uncertainty about world events seem to demand a heightened level of diligence on the part of investment professionals. At SchwabFunds we are keenly aware to this, and we're working hard to uphold the best interests of our shareholders"); Semiannual Report dated February 27, 2004 (Randall W. Merk: "[T] rust of our shareholders is very important to us, and we invest with your outcomes in mind. Thank you for investing with us, and once more I want to remind you that we operate our business with the highest ethical standards and an unwavering commitment to you."); Annual Report dated August 31, 2004 (Charles Schwab: "[W]e recognize that your investment reflects the trust you have placed in those of us responsible for managing your wealth, and it is a responsibility that we assume with the utmost integrity."; and Evelyn Dilsaver (President and CEO of the Schwab Advisor): "["Y]our trust is very important to us and I will do all I can to earn and maintain that trust.").

130. Undeniably, the Schwab Trust, the Schwab Trustees, and the Schwab Advisor owed Class members a fiduciary duty to manage the Fund's assets with the care and prudence of a professional in like circumstances and to adhere to the Fund's investment objectives and policies. Given the disparity of access to information and expertise in investment matters, Class members relied on the Schwab Trust's, the Schwab Trustees', and the Schwab Advisors' diligence and good faith.

131. Schwab Investments repeatedly stated that the Fund was "intended for investors seeking to fill the fixed income component of their asset allocation plan." The Investment Advisor was aware of that statement and recognized that Class members were relying on its management of the Fund.

132. The Schwab Trust, the Schwab Trustees, and the Schwab Advisor had actual knowledge that the funds safeguarded to Schwab for investment were of great significance to investors and would be used for such once-in-a-lifetime events as to purchase a first home, pay for college, or retirement.

133. Defendants acknowledge on the "Charles Schwab" website that Schwab Investments, by creating the Fund and recommending that the Fund be used in an investment plan "to fill the fixed income component of [investors'] asset allocation plan" were acting in a fiduciary capacity: "Professional investors consider creating an investment plan vital for performing their fiduciary duty to clients." *See* "Investing Principle 1: A Blueprint for Success," by Mark W. Riepe, CFA, Senior Vice President, Schwab Center for Financial Research, March 10, 2008.

134. Defendants breached their fiduciary duties to plaintiff and the members of the Class by the acts and omissions set forth above in violation of the shareholders' voting rights and the Fund's stated investment objectives, including the failure to require a majority shareholder vote prior to deviating from the Fund's stated fundamental investment objectives.

135. The Trustees, by failing to review the Fund's portfolio to ensure that it complied with the Fund's stated fundamental investment objectives that were only changeable by shareholder vote, acted with gross negligence and with reckless disregard of their obligations.

136. By virtue of the wrongful conduct of defendants, plaintiff and the members of the Class sustained money damages in connection with their ownership of shares in the Fund.

<u>SECOND CAUSE OF ACTION</u>

FOR BREACH OF CONTRACT
(ON BEHALF OF THE CLASS AGAINST SCHWAB INVESTMENTS)

137. Plaintiff repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein. This Count is asserted on behalf of members of the Class for breach of contract.

138. Proposal Number 2 of the 1997 Proxy Statement formed the terms of a contract between the Schwab Trust and investors in the Fund that if investors voted in favor of changing the Fund's fundamental investment objective to seek "to track the investment results of the [Index] through use of an indexing strategy" that Schwab Investments would cause the Fund to conform to that objective. Investors in the Fund accepted that offer by voting in favor of the change in investment objective. <u>See</u> Proxy Statement at 3 ("[T]he Total Bond Market Index Fund ... would seek to track the Lehman Brothers Aggregate Bond Index.").

139. The 1997 Proxy Statement also created voting rights for the Index Fund's investors.

140. In its 1997 Proxy Statement, Schwab Investments set forth in detail the meaning of the term "indexing strategy" that could only be changed by shareholder vote. Thus, for example, on page 22 of the Proxy Statement Schwab Investments promised investors that "[b]efore purchasing or selling a security, the Investment Manager would analyze each security's characteristics and determine whether purchasing or selling the security would help the Fund's portfolio approximate the characteristics of the Index."

141. Proposal Number 3 of the 1997 Proxy Statement also formed the terms of a contract whereby Schwab Investments covenanted that, subject to shareholder vote, the Fund "may not" "[p]urchase securities (other than securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities) if, as a result of such purchase, 25% or more of the value of its assets would be invested in any industry."

142. The Fund's shareholders accepted the terms of that contract by voting in favor of those fundamental investment policies.

143. Subsequent to the 1997 proxy vote, Schwab Investments continued to offer shares in the Fund pursuant to the terms of a contract that Schwab Investments would preserve shareholders' voting rights and cause the Fund to continue to adhere to its fundamental investment objectives and policies contained in the 1997 Proxy Statement and reiterated in Prospectuses and in Statements of Additional Information (as quoted above). Investors accepted the terms of that contract by purchasing shares in the Fund.

144. The terms of that contract are contained in the 1997 Proxy Statement, which established the contractual relationship between Schwab Investments and Class members, and were reiterated in Schwab Investments' subsequent SEC filings, including the January 15, 1998 Prospectus, and in each subsequent Prospectus and Statement of Additional Information incorporated by reference into and made a part of the Prospectus.

145. The aforesaid provision constituted contractual terms, where existing investors retained shares and new investors purchased shares in consideration of the contractual obligations not to change fundamental investment objectives without a shareholder vote.

146. Plaintiff and the Class also relied on federal law for the terms of that contract. Section 8 of the Investment Company Act directs an investment company to recite in its Registration Statement "all investment policies of the registrant . . ., which are changeable only if authorized by shareholder vote," as well as all policies that "the registrant deems matters of fundamental policy." 15 U.S.C. § 80a-8(b) (2) & (3). Section 13 prohibits a registered investment company from deviating from any such policies "unless authorized by the vote of a majority of its outstanding voting securities." 15 U.S.C. § 80a 13.

147. Schwab Investments violated the terms of the contract with the Fund's shareholders as set forth in the 1997 Proxy Statement and subsequent prospectuses and SAIs, as more fully described above, by directing the purchases or allowing the Schwab Advisor to direct the purchases of securities that deviated from the composition of the Lehman Brothers

U.S. Aggregate Bond Index and caused the Fund to concentrate more than 25% of its net assets in mortgage backed securities, including CMOs, without a shareholder vote.

148. By virtue of the wrongful conduct of defendants, plaintiff and the members of the Class sustained injury to their voting rights and money damages in connection with their ownership of shares in the Fund.

THIRD CAUSE OF ACTION

FOR BREACH OF COVENANT OF GOOD FAITH AND FAIR DEALING (ON BEHALF OF THE CLASS AGAINST THE TRUST AND THE INVESTMENT ADVISOR DEFENDANTS)

149. Plaintiff repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein. This Count is asserted on behalf of members of the Class for breach of the covenant of good faith and fair dealing.

150. Defendants have a common law duty of good faith and fair dealing with respect to investors in the Fund.

151. Defendants, in violation of the covenant of good faith and fair dealing, engaged in speculation with the Fund's assets by investing more than 25% of the Fund's total assets in CMO securities that were not contained in the Lehman Index, and engaged in such speculation without a shareholder vote.

152. By virtue of the wrongful conduct of defendants, plaintiff and the members of the Class sustained money damages in connection with their ownership of shares in the Fund.

FOURTH CAUSE OF ACTION

THIRD PARTY BENEFICIARY OF THE INVESTMENT ADVISORY AGREEMENT (ON BEHALF OF THE CLASS AGAINST THE INVESTMENT ADVISOR)

153. Plaintiff repeats and realleges the allegations contained in the foregoing paragraphs as if fully set forth herein.

154. The Investment Advisor managed the investments of the Fund pursuant to an Investment Advisory Agreement between the Investment Advisor and Schwab Investments.

155. The Investment Advisory Agreement required the Investment Advisor, among other things, to manage the Fund consistent with the Fund's fundamental investment objectives and policies.

156. The Investment Advisory Agreement between the Schwab Investment Manager and the Schwab Trust unambiguously charged the Investment Advisor with performing "all aspects of the operations of the Schwab Funds," which included, but were not limited to: determining "what securities and other investments will be purchased, retained or sold" by the Fund; furnishing statistical and research data; preparing the Trust's Annual and Semi-Annual Reports to shareholders and amendments to its Registration Statements; preparing and filing Notices with the SEC; keeping and maintaining the financial accounts and records of the Fund; "generally assist[ing] in all aspects of the operations of the" Fund; and complying "with all applicable Rules and Regulations of the SEC." The Advisory Agreement also requires the Investment Advisor to comply with the provisions of the Investment Company Act of 1940 in buying or selling any portfolio securities.

157. Thus, the Advisory Agreement conferred broad obligations upon the Investment Advisor with respect to the overall management of the Fund – the most fundamental of which would include management of the Fund in accordance with the Fund's fundamental investment objectives and policies. It would make little, if any, sense, if the Investment Advisor was free to deviate from the Fund's fundamental investment objectives during its management of the Fund.

158. The Trust appended a copy of the Investment Advisory Agreement to an amendment to the Trust's Registration Statement dated December 29, 1997 precisely to inform class members of its terms.

159. The Investment Advisory Agreement provided that it "shall be governed by the laws of the State of California."

160. Defendant Merk routinely wrote letters to the Fund's shareholders contained in the Fund's annual and semiannual reports and addressed the Fund's shareholders as "Dear Shareholders."

161. In a letter to shareholders in the Schwab Trust's August 31, 2005 Annual Report to Shareholders, defendant Charles Schwab emphasized the direct obligations and commitment of the Schwab Investment Managers to the shareholders of the Schwab mutual funds:

> Schwab Funds is managed by Charles Schwab Investment Management, Inc., one of the largest mutual fund managers in the U.S. Our portfolio managers share a passion for market analysis and use some of the most sophisticated financial models in the country. I am proud of their depth of experience, which reflects an average tenure of more than 15 years in the investment industry. *Furthermore, I am impressed with the commitment that our managers bring to the stewardship of the funds, for you, their shareholders.* [Emphasis added.]

162. The shareholders of the Fund were known and intended third party beneficiaries of the Investment Advisory Agreement.

163. Inasmuch as Schwab Investments issued and redeemed shares of the Fund on a daily basis at its reported NAV, if the Investment Advisor managed the Fund in a manner that was inconsistent with the Fund's fundamental investment objectives, the Fund's shareholders would be subject to direct financial injury.

164. The Investment Advisor breached the terms of its Investment Advisory Agreement with Schwab Investments by violating shareholders' voting rights and failing to manage the Fund's assets in a manner consistent with the Fund's fundamental investment objectives by investing in securities, including non-agency CMOs, which deviated from the securities contained in the Index, and by concentrating greater than 25% of the Fund's assets in non-agency CMOs.

165. Class members suffered actual and direct financial damages and injury to their voting rights, as a result of the Investment Advisor's failure to manage the Fund's assets in a manner consistent with the Fund's fundamental investment objectives and policies.

WHEREFORE, plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying plaintiff Northstar as a representative of the Class under Rule 23 of the Federal Rules of Civil Procedure;

B. Appointing Wolf Popper LLP and Greenbaum Rowe Smith & Davis LLP as Class Counsel;

C. Awarding compensatory damages in favor of plaintiff and the members of the Class against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Disgorging from defendants for the benefit of the Class any management or other fees forfeited by Defendants' deviation from the Fund's fundamental investment objectives;

E. Directing the defendants to preserve shareholders' voting rights and comply with the Fund's fundamental investment objectives;

F Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

G. Awarding recessionary damages; and

H. Such equitable, injunctive or other relief as deemed appropriate by the Court.

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JURY DEMAND

Plaintiff hereby demands a trial by Jury.

Dated: September 28, 2010

By: /s Christopher T. Heffelfinger
Christopher T. Heffelfinger (118058)

Joseph J. Tabacco, Jr. (75484)
Anthony D. Phillips (259688)
BERMAN DEVALERIO
One California Street, Suite 900
San Francisco, CA 94111
Telephone: 415.433.3200
Facsimile: 415.433.6382

Local Counsel

By: /s Robert C. Finkel
Robert C. Finkel (admitted *pro hac vice*)
WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
Telephone: 212.759.4600
Facsimile: 212.486.2093

By: /s Marc J. Gross
Marc J. Gross (admitted *pro hac vice*)
GREENBAUM ROWE SMITH & DAVIS LLP
75 Livingston Street, Suite 301
Roseland, NJ 07068
Telephone: 973.535.1600
Facsimile: 973.535.1698

Attorneys for Plaintiff Northstar Financial Advisors, Inc.